08004068

SIMPSON THACHER & BARTLETT LLP
1999 AVENUE OF THE STARS, 29TH FLOOR
LOS ANGELES, CA 90067-4607
(310) 407-7500

FACSIMILE: (310) 407-7502

DIRECT DIAL NUMBER
(310) 407-7514

E-MAIL ADDRESS
JKELL@STBLAW.COM

VIA FEDEX

July 29, 2008

Mr. Elliot Staffen
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Inversiones Aguas Metropolitanas S.A. (82-35046) Furnishes Information Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Dear Mr. Staffen,

On behalf of our client, Inversiones Aguas Metropolitanas S.A. (the "Company"), and pursuant to Rule 12g3-2b (the "Rule") under the U.S. Securities Exchange Act of 1934 (the "Exchange Act"), we are furnishing the following information:

1. English translation of the Company's consolidated financial statements for the period ended March 31, 2008, filed with the *Superintendencia de Valores y Seguros* (the Chilean Securities and Insurance Superintendency, or SVS);

2. English translation of the Company's unconsolidated financial statements for the period ended March 31, 2008, filed with the SVS;

3. English translation of letter to the SVS dated April 2, 2008, relating to information required by Circular No. 1375 of the SVS;

4. English translation of letter to the SVS dated April 14, 2008, relating to the distribution of an interim dividend;

5. English translation of Form N° 1 filed with the SVS on April 14, 2008, relating to the distribution of an interim dividend;

6. English translation of letter to the SVS dated April 23, 2008, enclosing copies of the minutes of the Company's ordinary and extraordinary shareholders' meetings;

7. English translation of material event (*hecho esencial*) dated May 22, 2008, filed with the SVS;

8. English translation of letter to the SVS dated May 22, 2008, relating to the distribution of capital;

9. English translation of Form N° 2 filed with the SVS on May 22, 2008, relating to the distribution of capital; and

10. English translation of letter to the SVS dated July 2, 2008, relating to information required by Circular No. 1375 of the SVS.

The information and documents enclosed with this letter are being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned (310-407-7514) if you have any questions or require any further information.

Sincerely,



Jeremy Kell

Enclosures

cc: Deneb Schiele

Inversiones Aguas Metropolitanas S.A.
Information Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934



IAM CONSOLIDATED

BALANCE SHEETS
As of March 31, 2008 and 2007

	2008 ThCh$	2007 ThCh$
ASSETS		
CURRENT:		
Cash & banks	212.294	556.400
Time deposits	41.287.449	8.886.323
Marketable securities (net)	6.239.964	6.056.554
Trade accounts receivable (net)	47.348.790	45.369.679
Notes receivable (net)	2.314.465	2.770.402
Sundry debtors (net)	610.978	449.320
Notes & accounts receivable related companies	270.712	66.645
Invenmtories (net)	1.164.304	1.866.550
Recoverable taxes	447.346	147.790
Prepaid expenses	354.378	999.132
Deferred taxes	1.334.286	1.102.930
Other current assets	1.422.288	2.603.437
Total current assets	**103.007.254**	**70.875.162**
PROPERTY, PLANT & EQUIPMENT:		
Land	39.129.788	39.137.548
Buildings & infrastructure	1.100.411.806	1.086.456.259
Machinery & equipment	128.515.337	128.300.010
Other property, plant & equipment	13.562.491	12.974.483
Incremental value technical appraisal fixed assets	5.258.905	5.369.269
Accumulated depreciation	(633.367.925)	(622.335.547)
Total property, plant & equipment	**653.510.402**	**649.902.022**
OTHER ASSETS:		
Goodwill	321.953.988	349.807.805
Negative goodwill	-	(1.100)
Long-term debtors	9.014.962	9.115.089
Long-term deferred taxes	3.535.163	-
Intangible assets	57.816.321	57.156.465
Amortization	(18.052.299)	(16.136.464)
Others	15.613.841	15.151.793
Total other assets	**389.881.976**	**415.093.588**
TOTAL ASSETS	**1.146.399.632**	**1.135.870.772**

BALANCE SHEET
As of March 31, 2008 & 2007

	2008 ThCh$	2007 ThCh$
LIABILITIES & SHAREHOLDERS' EQUITY		
CURRENT:		
Borrowings from banks at short term	-	-
Borrowings from banks at long term current portion	560.448	16.636.594
Bonds payable	21.342.501	16.035.984
Accounts payable	15.772.544	12.447.911
Notes payable	377.657	394.858
Sundry creditors	1.222.334	1.357.845
Notes & accounts payable to related companies	2.657.103	728.376
Provisions	15.837.555	16.411.212
Withholdings	9.011.013	8.476.166
Income tax	4.186.529	1.423.477
Unearned income	3.608.294	1.986.641
Other current liabilities	68.473	-
Total current liabilities	**74.644.451**	**75.899.064**
LONG TERM:		
Borrowings from banks	84.066.667	54.071.620
Bonds payable	188.253.556	207.472.445
Notes payable	47.398.728	35.784.361
Sundry creditors	880.219	1.143.730
Provisions	12.154.774	9.649.419
Deferred taxes	-	3.929.397
Other long-term liabilities	742.860	730.271
Total long-term liabilities	**333.496.804**	**312.781.243**
MINORITY INTEREST	**234.841.532**	**227.310.619**
SHAREHOLDERS' EQUITY:		
Paid capital	475.181.646	499.234.590
Reserve restatement of capital	3.801.453	998.469
Other reserves	3.474.468	3.280
Retained earnings	9.822.030	9.581.066
Net income for the period	11.137.248	10.062.441
Interim dividends	-	-
Total shareholders' equity	**503.416.845**	**519.879.846**
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**1.146.399.632**	**1.135.870.772**

STATEMENT OF INCOME

	2008 ThCh$	2007 ThCh$
OPERATING INCOME		
Sales	75.878.932	72.858.537
Cost of sales	(24.167.726)	(24.103.872)
Operating margin	**51.711.206**	**48.754.665**
Administrative & selling expenses	(8.369.132)	(7.321.853)
Operating income	**43.342.074**	**41.432.812**
NON-OPERATING RESULT		
Financial income	1.444.785	1.276.809
Other non-operating income	2.508.607	1.337.539
Amortization goodwill	(6.916.191)	(6.919.911)
Financial expenses	(4.554.838)	(4.335.575)
Other non-operating expenses	(165.757)	(180.189)
Price-level restatements	(163.293)	208.900
Exchange differences	(10.568)	(681)
Non-operating result	**(7.857.255)**	**(8.613.108)**
Income before income tax & extraordinary items	35.484.819	32.819.704
Income tax	(7.211.391)	(6.784.319)
MINORITY INTEREST	(17.136.180)	(15.972.962)
Amortization negative goodwill	-	18
NET INCOME FOR THE PERIOD	**11.137.248**	**10.062.441**

STATEMENT OF CASH FLOWS
As of March 31, 2008 & 2007

	2008 ThCh$	2007 ThCh$
NET CASH FLOW FROM OPERATING ACTIVITIES:		
Collection of trade accounts receivable	92.547.128	87.775.081
Financial income received	415.685	279.518
Other income received	945.342	149.926
Payments to suppliers & personnel	(27.447.665)	(29.197.807)
Interest paid	(4.063.246)	(1.511.189)
Income tax paid	(5.673.304)	(5.756.363)
Other expenses paid	(116.645)	(78.225)
V.A.T. & similar payments	(10.311.698)	(9.384.570)
Total net cash flow from operating activities	**46.295.597**	**42.276.371**
NET CASH FLOW FROM FINANCING ACTIVITIES:		
Loans drawn	-	14.976.726
Bonds placed	-	-
Other sources of financing	4.708.706	4.515.822
Payment of go de dividendos	-	-
Payment of dividends	-	-
Repayment of loans	-	(34.345.914)
Payment of bonds	(76.820)	-
Payment of bond issue & placement costs	-	-
Other financing disbursements	(2.193.636)	(2.665.172)
Total net cash flow from financing activities	**2.438.250**	**(17.518.538)**
NET CASH FLOW FROM INVESTMENT ACTIVITIES:		
Sales of property, plant & equipment	859.841	1.692.985
Sales of permanent investments	-	-
Sales of other investments	-	-
Collection of other loans to related companies	-	-
Other investment income	99	-
Acquisition of property, plant & equipment	(12.166.923)	(11.213.347)
Payment of capitalized interest	-	-
Permanent investments	-	-
Other loans to related companies	-	-
Other investment disbursements	(450.090)	-
Total net cash flow from investment activities	**(11.757.073)**	**(9.520.362)**
NET TOTAL CASH FLOW FOR PERIOD	**36.976.774**	**15.237.471**
Effect of inflation on cash & cash equivalents	(166.768)	(1.266)
NET CHANGE IN CASH & CASH EQUIVALENTS	**36.810.006**	**15.236.205**
Opening balance of cash & cash equivalents	10.929.701	1.384.760
CLOSING BALANCE OF CASH & CASH EQUIVALENTS	**47.739.707**	**16.620.965**

STATEMENT OF CASH FLOWS
As of March 31, 2008 & 2007

	2008 ThCh$	2007 ThCh$
Reconciliation of net flow from operating activities with net income for the year		
Net income for the year	**11.137.248**	**10.062.441**
Result of asset sales	**(16.392)**	**(813)**
Gain on sale of property, plant & equipment	(16.392)	(813)
Gain on sale of investments	-	-
Charges (credits) to income not representing cash flows	**17.567.739**	**16.478.328**
Depreciation for the year	9.100.020	9.055.404
Amortization of intangible assets	549.700	584.941
Write-offs & provisions	1.164.769	525.777
Amortization goodwill	6.916.191	6.919.911
Amortization negative goodwill	-	(18)
Price-level restatements, net	163.293	(208.900)
Exchange differences, net	10.568	681
Other credits not representing cash flows	(721.765)	(790.717)
Other charges not representing cash flows	384.963	391.249
Changes in assets affecting cash flows (increases) decreases	**1.879.974**	**1.067.852**
Trade accounts receivable	1.871.806	1.174.141
Inventories	335.193	(114.042)
Other assets	(327.025)	7.753
Changes in liabilities affecting cash flows increases (decreases)	**(1.409.152)**	**(1.304.399)**
Accounts payable related to operating income	(5.108.821)	(6.438.714)
Interest payable	38.425	2.406.292
Inome tax payable (net)	1.652.584	939.241
Other accounts payable related to the non-operating result	108.903	55.021
V.A.T. & similar payables (net)	1.899.757	1.733.761
Income (Loss) of the minority interest	**17.136.180**	**15.972.962**
NET CASH FLOW FROM OPERATING ACTIVITIES	**46.295.597**	**42.276.371**

1.- Inscription in the Securities Register

Inversiones Aguas Metropolitanas S.A., Aguas Andinas S.A., Aguas Los Dominicos S.A., Aguas Manquehue S.A. and Aguas Cordillera S.A., are registered under Numbers 0912, 0346, 0389, 0402 and 0975 respectively in the Securities Register of the Superintendency of Securities and Insurance. Consequently, these Companies are subject to the regulatory authority of that Superintendency.

2.- Accounting principles applied

a) Accounting period
These consolidated financial statements cover the periods from January 1 to March 31, 2008 and 2007 respectively.

b) Preparation
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile, as published by the Chilean Institute of Accountants, and the instructions of the Superintendency of Securities and Insurance.

In the event of differences between the accounting principles generally accepted in Chile, as published by the Chilean Institute of Accountants, and the instructions of the Superintendency of Securities and Insurance, the latter prevail.

c) Presentation
For comparison purposes, the financial statements as of March 31, 2007 and their respective notes have been price-level restated off the books by 8.1%.

This percentage corresponds to the variation in the consumer price index over the last twelve months, with a one-month time lag.

d) Consolidation

The consolidated financial statements comprise the assets, liabilities, results and cash flows of the Parent company and its subsidiaries. Balances and transactions made between the consolidated companies have been eliminated and the participation of the minority investors has been recognized as Minority Interest.

e) Price-level restatements

The consolidated financial statements have been restated through the application of monetary correction rules, in accordance with accounting principles generally accepted in Chile, in order to reflect changes in the purchasing power of the currency in the period between January 1 and March 31, 2008 and 2007, being 0.8% and 0.2% respectively, with a one-month time lag.

The balances of income statement accounts were also restated to express them at period-end values.

f) Currency translation

Assets and liabilities in Unidades de Fomento and/or foreign currencies are shown at their respective values and/or exchange rates at each period end, at the following rates:

	2008	2007
	Ch$	Ch$
United States dollar	437.71	539.21
Unidad de Fomento	19,822.53	18,372.97
Euro	690.94	720.00

g) Marketable securities

These show investments in mutual funds quotas at their redemption value as of the closing date of these financial statements.

h) Inventories

Materials are shown at their restated cost which does not exceed their respective replacement costs at each period-end.

There is an allowance for obsolescence for disposable items remaining in stock for more than one year without movement.

i) Estimate of doubtful accounts

The estimate of doubtful accounts depends on the age of the accounts receivable and the repayment record, as follows:

- For the subsidiaries Aguas Andinas S.A., Aguas Cordillera S.A., Aguas Los Dominicos S.A. and Aguas Manquehue S.A., a 100% allowance is made for customers with debts past-due for over 8 months.

- For the subsidiaries Aguas Andinas S.A. and Aguas Cordillera S.A., consumption debts converted to repayment plans are classified as:
"non-social cases", where an allowance of 100% of the balance reprogrammed is made in the 2008 period; in 2007, the allowance was 20%.
"social cases", where an allowance is made for 55% of the amount reprogrammed and an allowance of 45% is made for a commercial discount in the 2008 period; in 2007, the allowance was 40% of the 40% of the total reprogrammed and 45% as a commercial discount.

In the case of the subsidiaries Aguas Manquehue S.A. and Aguas Los Dominicos S.A., an allowance is made for 100% of consumption debts converted to repayment plans. In the 2007 period the allowance was 20%.

- For the subsidiaries Gestión y Servicios S.A., Anam S.A. and Ecoriles S.A., a 100% allowance is made for customer debts more than 120 days past due.

- A 100% allowance is made for past-due notes receivable.

j) Property, plant and equipment

For the subsidiary Aguas Andinas S.A., the property, plant and equipment transferred by the predecessor entity are shown at their restated appraisal values determined by independent consultants in a technical study made in 1977. Acquisitions after 1977 are shown at their restated cost.

The subsidiary Aguas Cordillera S.A. shows its specific accounts at cost, plus the incremental value of a technical appraisal, both restated.

The Company and its other subsidiaries record their property, plant and equipment at restated cost.

Property, plant and equipment include the principal renovations and improvements but not maintenance costs or minor repair expenses which are charged to income in the period in which they are incurred.

Works in progress include financing costs incurred until the assets are in a condition to be used, in accordance with Technical Bulletin No.31 of the Chilean Institute of Accountants.

Direct remunerations, consultancy costs and other inherent and identifiable costs are also included in the cost of some works.

k) Depreciation of property, plant and equipment

Depreciation is calculated using the straight-line method on the restated book values over the remaining useful lives of the respective assets.

l) Leased assets

Leasing contracts classified as financial leases are recorded in accordance with Technical Bulletin No.22 of the Chilean Institute of Accountants.

Leased assets are valued and depreciated in the same way as the rest of the property, plant and equipment.

Assets acquired in this way are not legally owned by the Company until it has exercised its purchase option, and meanwhile the Company may not freely dispose of them.

m) Intangible assets

Water rights, easements, software and other rights are shown at their restated cost, net of amortization, in accordance with Technical Bulletin No.55 of the Chilean Institute of Accountants.

Water rights, easements and other rights are being amortized over a period of 40 years from the date of acquisition or as from 1998 as it is believed that they will provide benefits during that period.

The period of amortization of software is 4 years from the date of acquisition as it is believed that it will provide benefits during that period.

n) Goodwill and negative goodwill

Goodwill represents the excess paid over the proportional equity value on the purchase of shares in Aguas Andinas S.A. and Aguas Cordillera S.A.. Negative goodwill represents the deficit between the price paid and the proportional equity value on the purchase of shares in Aguas Manquehue S.A. Negative goodwill and goodwill are amortized over a period of 20 years from the date of acquisition as it is estimated that the investment will be recovered over this period.

o) Transactions under repurchase agreements

Securities acquired under repurchase agreements are shown as investments in fixed-income instruments in Other current assets, in accordance with Circular 768 of the Superintendency of Securities and Insurance.

p) Bonds payable

This represents the obligation for the placement of bonds issued by the subsidiary, Aguas Andinas S.A., on the domestic market, shown at their nominal value plus indexation adjustments and interest accrued to the period-end. The discount incurred and the issue costs on the placement of the bonds are deferred and amortized over their term, in accordance with Circular 1,370 of the Superintendency of Securities and Insurance.

q) Income tax and deferred taxes

The Company and its subsidiaries have provided for income tax on the basis of their net taxable income determined in accordance with the provisions of the Income Tax Law. In accordance with Technical Bulletin No.60 and other instructions from the Chilean Institute of Accountants and Circular 1,466 of the Superintendency of Securities and Insurance, the Company records the effects of deferred taxes resulting from timing differences, tax benefits related to tax loss carry-forwards and other events that create differences between the financial and tax treatment of assets and liabilities.

Some of the subsidiaries record these effects as from the beginning of the year 2000, recording deferred taxes arising on the accumulated timing differences in asset and liability accounts with credits and charges, respectively, to complementary accounts which are amortized, affecting income tax for the period over the weighted average reversal period. These complementary accounts are shown deducted from the corresponding deferred tax assets and liabilities that originated them.

r) Derivative contracts

The subsidiary Gestion y Servicios S.A. has signed a currency hedge contract with a financial institution; this contract was signed by the Company in 2006. These were defined as hedges for existing items and were contracted and assigned as hedging instruments against exchange rate fluctuations. These are shown in accordance with Technical Bulletin 57 of the Chilean Institute of Accountants.

s) Severance payments

Severance payments are governed by the terms of the Labor Code, except for the amount of the accumulated indemnity in Aguas Andinas S.A., Aguas Cordillera S.A. and Aguas Los Dominicos S.A. to July, November and December 2002 respectively, for workers who are party to existing collective contracts and those to whom the same benefit is extended through their individual work contract. The accumulated amount at that date is adjusted quarterly in line with changes in the consumer price index. These collective contracts also establish that workers of Aguas Andinas S.A. who retire from the company within 120 days of having reached the legal retirement age, shall continue to accrue this benefit after July 2002, while for Aguas Cordillera S.A. and Aguas Los Dominicos S.A., the contracts mentioned state that workers who retire from the company on reaching the retirement age, shall continue to accrue this benefit from November and December 2002 respectively, to the retirement date.

The obligation of the Company for the accrued indemnity for workers up to July 2002 for Aguas Andinas S.A. and November and December 2002 for Aguas Cordillera S.A. and Aguas Los Dominicos S.A. respectively, is shown at its present value, and the obligation for the additional indemnity that it is estimated will accrue to the workers who retire from the company is provided for at its present value, calculated according to the accrued cost of the benefit method and at an annual discount rate of 4.1%; the discount rate used in 2007 was 4.8%.

There are also individual contracts which are shown at their present value according to their terms.

Advances granted to personnel against such funds are shown as long-term debtors. These, restated, will be deducted from the final settlement, as stated in the respective contracts.

t) Sales

The sales of the sanitation subsidiaries are recorded on the basis of the consumption read and billed to each customer, divided into monthly billing groups and valued in accordance with the tariff fixed by the Superintendency of Sanitation Services (SISS) for five-year periods.

Consumption read but not billed at the period-end is also shown valued at the tariff charge for each invoicing group.

u) Research and development costs

Expenses incurred in research and development project studies that do not result in any works, are charged directly to income for the period. Otherwise, they form part of the costs of the corresponding works.

v) Statement of cash flows

The Company and its subsidiaries consider as cash and cash equivalents the balances held in unrestricted bank checking accounts, time deposits, marketable securities and investments under repurchase agreements whose redemption will take place within 90 days from the date the investment was made and that carry no significant loss risk at the time of redemption.

Cash flows from operating activities include the business-related revenues and expenses of the Company and its subsidiaries and all other income and expenses that are treated as non-operating in the statement of income.

Companies included in the consolidation:

Tax No.	Company	Percentage Participation			
		31-03-2008			31-03-2007
		Direct	Indirect	Total	Total
61808000-5	AGUAS ANDINAS S.A.	50,1023	0,0000	50,1023	50,1023
96945210-3	ECORILES S.A.	0,0000	100,0000	100,0000	100,0000
96828120-8	GESTION Y SERVICIOS S.A.	0,0000	100,0000	100,0000	100,0000
96568220-1	AGUAS LOS DOMINICOS S.A	0,0000	100,0000	100,0000	99,9871
96967550-1	ANALISIS AMBIENTALES S.A.	0,0000	100,0000	100,0000	100,0000
96809310-K	AGUAS CORDILLERA S.A.	0,0000	99,9903	99,9903	99,9900
89221000-4	AGUAS MANQUEHUE S.A.	0,0000	100,0000	100,0000	100,0000

3.- Accounting changes

- During the 2008 period, the subsidiaries made the following changes in accounting estimates:

a).- The subsidiaries Aguas Andinas S.A., Aguas Cordillera S.A. and Aguas Los Dominicos have collective work contracts with their personnel which include a provision that severance indemnities will be those set out in the labor code plus an additional indemnity if they retire when contracted by the Company.

For the calculation of this additional indemnity, the companies calculate the present value of these obligations using the accrued-cost method for those who are party to the collective contract and whom it is believed will remain in the company until their retirement date. The rate applied in this calculation has been amended from 4.8% in March 2007 to 4.1% in March 2008, following a study made by the Company.

The effect of this change on the results for 2007[PW1] amounts to a higher charge of ThCh$7,849.

b).- The subsidiaries Aguas Andinas S.A. and Aguas Cordillera S.A. have agreed deferred payments with respect to customers' overdue debts, under repayment plans payable in instalments. The repayment plan debt is classified as "social" in the case of special plans with customers in the low-income social segments and "non-social" for the rest of the repayment plans. During 2007, allowances for non-social repayment plans were raised from 20% to 100% and, in the case of social repayment plans, the allowance for doubtful accounts was raised from 40% to 55%, and an allowance of the balance of 45% was made for commercial discounts. In both cases, this change reflected the low level of recovery of debts last year.

The subsidiaries Aguas Los Dominicos S.A. and Aguas Manquehue S.A. have agreed deferred payments with respect to customers' overdue debts, under repayment plans payable in instalments. During 2007, allowances for doubtful accounts were raised from 20% to 100% due to the low level of recovery of debts last year.

The effect of this change on the results for 2007[PW2] is a higher charge of ThCh$ 153,678.

There have been no other accounting changes that should be mentioned during the periods ended March 31, 2008 and 2007.

4.- Marketable Securities

Marketable securities are shown valued as described in Note 2g), as follows:

Institution	Fund	Value quota	2008 ThCh$
BBVA	Renta Maxima serie A	1,726.7749	165,000
BCI	Competitivo Gama	20,068.6016	68,000
Scotia ADM fondos mutuos	S.A Cliper Serie B	1,215.8633	550,695
Banco Scotia	Cliper Serie B	1,214.3300	901,012
BCI	Competitivo Gama	20,068.6016	87,125
Itau Corporate	Clipper seie b	1,173.6325	1,415,200
BCI	Competitivo Gamma	20,068.6000	202,000
BHIF	Renta Maxima serie A	1,726.7749	170,000
Sudamericano	Valoriza	1,997.2985	83,098
BCI fondos mutuos	BCI fondos mutuos	20,072.2100	1,237,113
Scotiabank	Fondo Mutuo Sudamericano	1,215.8600	1,155,499
Banco Sudamericano	Cliper Serie B	1,215.8633	205,222
Total			6,239,964

Composition of the balance:

Instruments	Book Value	
	31-03-2008	31-03-2007
Shares		
Bonds		
Mutual fund quoitas	6.239.964	6.056.554
Investment fund quotas		
Public debt instruments		
Mortgage-funding notes		
Total Marketable Securitites	6.239.964	6.056.554

5.- Short and long-term debtors

Trade accounts receivable relate to billings for water, sewage services, sewage treatment and other associated services, with balances classified as short and long term,

of the subsidiaries Aguas Andinas S.A., Aguas Cordillera S.A., Aguas Los Dominicos S.A. and Aguas Manquehue S.A.

The balance of trade accounts receivable includes a provision for revenue accrued as of March 31, 2008 and 2007 of ThCh$12,853,162 and ThCh$12,866,688 respectively, corresponding to unbilled meter readings at the end of each period.

The debtors balance as of March 31, 2008 of Aguas Andinas S.A. is split into residential 78.09%, commercial 19.41%, industrial and others 2.50%, compared to residential 78.43%, commercial 18.57%, industrial and others 3.00% at March 2007.

For Aguas Cordillera S.A. the split is residential 81.29%, commercial 18.45%, industrial and others 0.26%, compared to residential 80.94%, commercial 18.84%, industrial and others 0.22% as of March 2007.

For Aguas Los Dominicos S.A., the split is residential 88.27%, commercial 11.71% and industrial and others of 0.02%, compared to residential 88.40%, commercial 11.60%, industrial and others 0.00% as of March 2007.

For Aguas Manquehue S.A., the split is residential 68.37%, commercial 31.19% and industrial and others 0.44%, compared to residential 69.01%, commercial 30.43% and industrial and others of 0.56% at March 2007.

Allowances have been made for doubtful accounts as follows:

a) An allowance for doubtful accounts, as explained in Note 2 i), amounting to ThCh$ 15,921,035 and ThCh$ 13,452,205 respectively as of March 31, 2008 and 2007. The charge to income in 2008 and 2007 was ThCh$ 1,149,698 and ThCh$ 549,366 respectively, and debts of ThCh$ 44 and ThCh$ 9,329 respectively were written off.

b) Allowances for commercial discount relate to debt repayment plans signed with customers of Aguas Andinas S.A. and Aguas Cordillera S.A., by which they can obtain a commercial discount if they fully comply with the plan. Commercial discounts of ThCh$ 17,124 and ThCh$ 0 respectively have been made in 2008 and 2007 respectively. This allowance amounts to ThCh$ 3,535,623 and the charge to income at March 31, 2008 was ThCh$ 202,780 (ThCh$ 3,083,210 at March 31, 2007 and a charge to income of ThCh$ 28,456).

Notes receivable comprise mainly promissory notes signed by customers as a result of agreements with property developers.
The balance of short-term sundry debtors relates mainly to agreements for collections to made against credit cards and receivables from personnel as of March 31, 2008 and 2007.
Long-term debtors mainly correspond to agreements signed with property developers and advances against severance payments, as indicated in Note 2 s), and trade accounts receivable net of their allowances.

	CURRENT							Long Term	
	Up to 90 days		90 days to 1 year		Subtotal	Total Current (net)			
	31-03-2008	31-03-2007	31-03-2008	31-03-2007	31-03-2008	31-03-2008	31-03-2007	31-03-2008	31-03-2007
Accounts receivable	49.115.925	########	3.286.965	3.386.234	52.402.890	47.348.790	45.369.679	-	889.041
Est.doubtful accounts					5.054.100				
Notes receivable	1.726.983	2.785.512	1.101.782	283.520	2.828.765	2.314.465	2.770.402	583.660	336.741
Est.doubtful accounts					514.300				
Sundry debtors	446.355	329.577	190.036	147.214	636.391	610.978	449.320	8.431.302	7.889.307
Est.doubtful accounts					25.413				
							Total long-term debtors	9.014.962	9.115.089

6.- Balances and transactions with related entities

- Notes and accounts receivable

Tax No.	Company	Short Term 31-03-2008	Short Term 31-03-2007	Long Term 31-03-2008	Long Term 31-03-2007
59066560-6	DEGREMONT S.A. AGENCIA EN CHILE	-	63.658	-	-
96864190-5	BRISAGUAS S.A.	182	64	-	-
77030800-3	CONSTRUCTORA ACSA LTDA.	-	689	-	-
59094680-K	AGUAS DE LEVANTE S.A.	-	2.234	-	-
77329730-4	INVERSIONES AGUAS DEL GRAN SANTIAGO LTDA.	270.530	-	-	-
TOTAL		270.712	66.645	-	-

The account receivable from Inversiones Aguas del Gran Santiago S.A. in 2008 related to reimbursements of expenses, payable at 30 days without interest.

The accounts receivable from Degrémont S.A. Agency in Chile and Brisaguas S.A. relate to chemical and bacteriological analysis laboratory services, payable at 30 days without interest.

The account receivable from Constructora Acsa Ltda. relates to the sale of materials, payable at 30 days without interest.

- Notes and accounts payable

Tax No.	Company	Short Term		Long Term	
		31-03-2008	31-03-2007	31-03-2008	31-03-2007
59066560-6	DEGREMONT S.A. AGENCIA EN CHILE	607.524	593.840	-	-
59094680-K	AGUAS DE LEVANTE S.A.	378	102.348	-	-
59096940-0	ACSA AGBAR CONSTRUCCIÓN S.A.	218	-	-	-
96864190-5	BRISAGUAS S.A.	23.082	31.517	-	-
59109940-K	NORCONTROL S.A. AGENCIA EN CHILE	-	671	-	-
76938110-4	EMPRESA DEPURADORA DE AGUAS SERVIDAS LTDA.	1.760.586	-	-	-
59127140-7	AGBAR SERVICIOS COMPARTIDOS S.A.	248.119	-	-	-
00000001-9	ADASA SISTEMAS	8.371	-	-	-
00000001-9	SUEZ ENVIRONMENT	8.825	-	-	-
TOTAL		2.657.103	728.376	-	-

For the operating service contract with Degremont S.A. Agency in Chile, for the La Farfana sewage treatment plant, invoicing is made one month in arrears and is payable on the last day of the month of the payment statement. The balance outstanding relates to the withholding payable once the commercial relationship terminates (when all the contractual obligations are met).

The debt with Aguas de Levante S.A. relates to the purchase of materials, with payments at 30 days.

The debt with Acsa Agbar Construcción S.A. relates to a withholding made from payments under a tube renewal contract.

The debt with Brisaguas S.A. relates to collections paid under contract.

The debt with Norcontrol S.A. Agency in Chile relates to quality-control services, payable at 30 days. Norcontrol S.A. ceased to be a related company in 2007.

There is a contract for the operation and maintenance of the La Farfana sewage treatment plant with Empresa Depuradora de Aguas Servidas Ltda.. (EDAS), with invoicing made one month in arrears and is payable 30 days from the approval of the payment statement.

The debt with Agbar Servicios Compartidos S.A. relates to the purchase of pipes, with payment at 60 days.

The debt with Adasa Sistemas S.A. relates to software development for Aguas Andinas S.A., payable at 30 days.

There is a viability study advisory contract debt with Suez Environment for increasing the production capacity of the La Farfana sewage treatment pant, payable at 30 days.

The monetary criteria for reporting transactions with related entities is ThCh$100,000.

Transactions

Company	Tax No.	Relationship	Transaction	31-03-2008 Amount	Effect results	on 31-03-2007 Amount	Effect on results
DEGREMONT S.A. AGENCIA EN CHILE	59066560-6	RELATED	PLANT OPERATION	0	0	2.521.492	(2.521.492)
EMPRESA DEPURADORA DE AGUAS SERVIDAS LTDA.	78938110-4	RELATED	PLANT OPERATION	2.124.998	(1.785.255)	0	0
DEGREMONT LTDA	77441870-0	RELATED	AUTOMATION SLUDGE LOADING	526.839	0	0	0
AGUAS DE LEVANTE S.A.	59094680-K	RELATED	PURCHASE OF MATERIALS	0	0	107.535	(107.535)
AGBAR SERVICIOS COMPARTIDOS S.A.	59127140-7	RELATED	PURCHASE OF MATERIALS	213.210	(213.210)	0	0

7.- Deferred taxes and income tax

At March 31, 2008 and 2007, the detail of taxable income and other concepts is as follows:

	2008 ThCh$	2007 ThCh$
a) Taxable income	43,640,133	40,057,137
b) Balance taxed earnings fund	154,051,874	152,372,884
c) Tax credit of 15% for shareholders	123,405	138,507
Tax credit of 16% for shareholders	336,096	321,109
Tax credit of 16.5% for shareholders	708,533	897,937
Tax credit of 17% for shareholders	27,604,289	24,723,688
d) Tax loss *	(278,937)	(176,693)

* The tax losses refer to the Parent and its subsidiary Aguas Cordillera S.A. (Ex Comercial Orbi II S.A.).

As a result of the merger by absorption of the subsidiary Aguas Cordillera S.A. (tax No.80.311.300-9), deferred taxes were generated by the recognition of tax goodwill which is imputed against shareholders' equity. This is because this transaction was recorded in accordance with Technical Bulletin 72 of the Chilean Institute of Accountants, whereby combinations of companies under common control are treated using the unification of interests method.

Deferred taxes

Concepts	31-03-2008				31-03-2007			
	Deferred Tax Assets		Deferred Tax Liabilities		Deferred Tax Assets		Deferred Tax Liabilities	
	ShortTerm	Long Term	ShortTerm	Long Term	ShortTerm	Long Term	ShortTerm	Long Term
Timing Differences								
Allowance doubtful accounts	950.949	1.856.876			519.923	1.766.952		
Unearned income	102.683	22.915			326.319	26.736		
Provision for vacations	102.202	75.605			123.982	87.681		
Amortization intangible assets	-						-	-
Leased assets			62.959	40.142			43.706	52.872
Manufacturing expenses								
Depreciation property, plant & equipment		617.722		6.064.044		528.218		6.004.911
Severance payments	56.686	524.148			30.340	172.971		
Other events	690	862.917	511	35.323	-	486.647	433	26.359
Provision profit sharing	2.044				1.932		-	-
Obsolete materials	13.088							
Investment expenses in related companies			14.797	231.978			14.804	259.801
Software				46.592				93.112
Bond placement discount			238.422	1.771.418			244.840	1.947.841
Tax losses	-				2.883	-	-	
Litigation	12.123	192.282			14.149	761.603		
Obsolescence property, plant & equipment		-				-		
Deferred expenses			26.238	60.011			21.221	71.641
Water rights		41.128				41.149		
AFR KWH	-				3.260			
Allowance loss on assets disposals	20.035				39.313			
Allowance payment agreements	408.875	192.180			365.833	158.314		
Leasing obligations								
Goodwill	7.838	6.765.561						
La Dehesa barrage transaction		176.152						
Others								
Complementary accounts-net of amortization	-	-	-	457.185				496.869
Valuation provision	-	-			-	-		
Total	1.677.213	11.327.486	342.927	7.792.323	1.427.934	4.030.271	325.004	7.959.668

Income tax

	31-03-2008	31-03-2007
Current tax charge (provision for tax)	-7418823	-6809714
Tax charge adjsutment (previous year)	0	0
Effect on assets or liabilities of deferred taxes for year	179808	17287
Tax benefit of tax losses	47419	30038
Effect of amortization of complementary deferred asset & liability accounts	-10733	-10668
Effect on deferred tax assets or liabilities of changes in valuation provision	0	0
Other charges or credits to the account	-9062	-11262
Total	-7211391	-6784319

8.- Property, plant and equipment

The composition of this is as follows:

	2008 ThCh$	2007 ThCh$
Land:	39,129,788	39,137,548
Land	39,129,788	39,137,548
Buildings & infrastructure:	550,051,860	538,969,455
Gross value	1,100,411,806	1,086,456,259
Accumulated depreciation	(550,359,946)	(547,486,804)
Machinery & equipment:	56,350,708	63,996,806
Gross value	128,515,337	128,300,010

Accumulated depreciation	(72,164,629)	(64,303,204)
Other property, plant & equipment	2,989,676	2,841,554
Gross value	13,562,491	12,974,483
Accumulated depreciation	(10,572,815)	(10,132,929)
Incremental value technical appraisal, net:	4,988,370	4,956,659
Incremental value technical appraisal land	5,973,200	5,976,345
Incremental value technical appraisal Distribution networks	1,464,372	1,582,159
Accumulated depreciation	(1,460,357)	(1,577,872)
Reduced value technical appraisal drains	(403,142)	(403,355)
Accumulated depreciation	300,701	288,501
Reduced value technical appraisal civil works	(1,308,121)	(1,309,300)
Accumulated depreciation	458,131	438,152
Reduced value technical appraisal, machinery & equipment	(467,404)	(476,580)
Accumulated depreciation	430,990	438,609
TOTAL NET PROPERTY, PLANT & EQUIPMENT	653,510,402	649,902,022

Depreciation for the period

The charge for the depreciation of fixed assets at March 31, 2008 and 2007 is as follows:

Depreciation in:	2008 ThCh$	2007 ThCh$
Cost of sales	8,667,272	8,603,871
Admin. & selling expenses	432,748	451,533
Total	9,100,020	9,055,404

Aguas Andinas S.A. has sixty-eight plots of land that were transferred free of charge by the Chilean State and are booked at a value of Ch$1 each. There are also fixed assets with an expired accounting useful life and are therefore shown valued at Ch$1 even though they are still in operation.

There are also amounts which are contributions from third parties and these are governed by Decree Law 70 of 1988 of the Ministry of Public Works and the provisions of clause 36 of D.S. MINECON Regulation 453 of 1989. These are explained in Note 32.

In 1989, and in accordance with Transitory Clause 3 of Decree Law 382 of 1988, the General Law on Sanitation Services, Aguas Cordillera S.A. removed from its accounts all assets financed by third parties and Chilean state assets.

As a result of the application of this regulation, the Company maintains physical control over these assets but the calculation of price-level restatements and depreciation of these assets does not affect its financial statements in any way. It carries out this off-the-books control as these assets form part of the sanitation infrastructure that it has to operate and maintain.

LEASING

For Aguas Andinas S.A., assets were acquired under financial leases from GTD Telesat S.A. and are shown in Other property, plant and equipment, under an agreement for a 48-month term and for an amount of ThCh$ 56,166.

For Aguas Cordillera S.A., the assets under financial leases were acquired from Teletronic S.A. and are shown in Other property, plant and equipment, under an agreement for a 48-month term and for an amount of ThCh$ 18,236.

9.- Goodwill and negative goodwill

As of March 31, 2008 and 2007, the balances of this account represent the difference between the acquisition value and the proportional equity value of the acquired company at the time of purchase, as follows:

Tax No.	Company	31-03-2008		31-03-2007	
		Amount amortized in year	Balance goodwill	Amount amortized in year	Balance goodwill
61808000-5	AGUAS ANDINAS S.A.	5.819.558	267.699.649	5.822.622	291.131.084
96809310-K	AGUAS CORDILLERA S.A.	1.096.633	54.254.339	1.097.274	58.675.529
96568220-1	AGUAS LOS DOMINICOS S.A.	-	-	15	1.192
TOTAL		6.916.191	321.953.988	6.919.911	349.807.805

Goodwill

Negative goodwill

Tax No.	Company	31-03-2008		31-03-2007	
		Amount amortized in year	Balance negative goodwill	Amount amortized in year	Balance negative goodwill
61808000-5	AGUAS ANDINAS S.A.	5.819.558	267.699.649	5.822.622	291.131.084
96809310-K	AGUAS CORDILLERA S.A.	1.096.633	54.254.339	1.097.274	58.675.529
96568220-1	AGUAS LOS DOMINICOS S.A	-	-	15	1.192
TOTAL		6.916.191	321.953.988	6.919.911	349.807.805

10.- Intangible assets

The balances as of March 31, 2008 and 2007 of the restated cost of intangible assets (Note 2 m) are:

2008 2007

	ThCh$	ThCh$
Water rights	23,277,800	22,639,782
Leased water rights (1)	0	584,744
Easements	17,138,906	16,962,482
Software	9,928,323	9,495,550
Otrher rights (2)	7,454,766	7,458,690
Usufruct rights (3)	16,526	15,217
Sub total	57,816,321	57,156,465
Accumulated amortization water rights	(5,111,773)	(4,479,554)
Accumulated amortization leasing (1)	0	(46,033)
Accumulated amortization easements	(3,612,035)	(3,188,014)
Accumulated amortization software	(8,256,868)	(7,537,143)
Amortization other rights (2)	(1,071,623)	(885,720)
Sub total	(18,052,299)	(16,136,464)
Total intangible assets net	39,764,022	41,020,001

Amortization for the period shown in cost of sales:

Water rights	145,356	141,371
Leased water rights	0	3,733
Easements	106,947	105,842
Software	250,805	287,378
Other rights	46,592	46,617
Total amortization	549,700	584,941

(1) The rights to the use of water acquired under the financial leasing agreement signed on March 2008.

(2) Relate to the purchase of gratuitous rights to water consumption from the Municipality of Santiago, which are being amortized over 40 years.

(3) In October 2006 Aguas Andinas S.A. acquired 1 share in Aguas Cordillera S.A., in usufruct.

Aguas Andinas S.A. has water rights to various natural sources, including Laguna Negra, Laguna Lo Encañado and Quebrada de Ramón, which were acquired gratuitously and have no value on the books.

The production of groundwater supplies from various wells located in the Metropolitan Region for which the subsidiaries have the water rights concessions were granted to it gratuitously by the Water Department of the Ministry of Public Works.

11.- Other Assets

The detail of these is as follows:

	2008 ThCh$	2007 ThCh$
Bonds placement discount & issue expenses	10,428,805	11,457,890
Advance on purchase property, plant & equipment & intangible assets	3,616,558	938,895
Idle assets	352,029	1,010,466
Prepaid expenses	916,415	1,227,002
Refund of reimbursable KW/H contribution	244,579	309,415
Others	55,455	208,125
Total	15,613,841	15,151,793

12.- Borrowings from banks at long term

This heading covers bank loans classified as long term.

RUT	Banco o Institución Financiera	Moneda índice de reajuste	Más de 1 hasta 2	Más de 2 hasta 3	Años de vencimiento Más de 3 hasta 5	Más de 5 hasta 10	Más de 10 años		Fecha cierre período actual Total largo plazo al cierre de los estados financieros	Tasa de interés anual promedio	Fecha cierre período anterior Total largo plazo a cierre de los
							Monto	Plazo			
97004000-5	BANCO DE CHILE	Dólares	0	0	0	0	0		0		0
		Euros	0	0	0	0	0		0		0
		Yenes	0	0	0	0	0		0		0
		UF	0	0	0	0	0		0		0
		$ no reajustables	0	1.482.000	3.078.000	6.840.000	0		11 400.000	7,50%	10.269.500
		Otras monedas	0	0	0	0	0		0		0
97036000-K	BANCO SANTANDER SANTIAGO	Dólares	0	0	0	0	0		0		0
		Euros	0	0	0	0	0		0		0
		Yenes	0	0	0	0	0		0		0
		UF	0	0	0	0	0		0		0
		$ no reajustables	0	2.652.000	5.508.000	12.240 000	0		20.400.000	7,02%	17.641.920
		Otras monedas	0	0	0	0	0		0		0
97032000-8	BANCO BBVA	Dólares	0	0	0	0	0		0		0
		Euros	0	0	0	0	0		0		0
		Yenes	0	0	0	0	0		0		0
		UF	0	0	0	0	0		0		0
		$ no reajustables	0	4 194 667	8.712.000	19 360.000	0		32.266.667	7,02%	26.160.200
		Otras monedas	0	0	0	0	0		0		0
97023000-9	CORPBANCA	Dólares									
		Euros									
		Yenes									
		UF									
		$ no reajustables		2.600.000	5.400.000	12.000.000			20.000.000	6.93%	0
		Otras monedas									
TOTALES			0	10.926.667	22.898 000	50.440.000	0		84 066.667		54 071 620

Porcentaje obligaciones moneda extranjera (%) 0,0000

Porcentaje obligaciones moneda nacional (%) 100,0000

13.- Bonds payable

This heading shows the balances due to the public with respect to bond issues made by the subsidiary Aguas Andinas S.A. in September 2001, December 2002, December 2005 and January 2006 on the domestic market.

In September 2001, the Series B bonds were issued for U.F. 1.8 million, with a 21-year term with repayments starting in 2008.

On October 10, 2002, the Superintendency of Securities and Insurance certified the registration of bonds for up to U.F.10 million. Of this amount, Series C bonds were issued with a nominal value of U.F.4.2 million and Series D with a nominal value of U.F.5.8 million.

In December 2002, Series C bonds for U.F.4.0 million were placed, with semi-annual repayments starting in June 2005 and extending through to December 2010.

On December 9, 2005, the Superintendency of Securities and Insurance registered a new issue of Series F bonds, with the number 305 on October 10, 2002, for U.F.5 million, to finance the advanced redemption of the Series D bonds and other refinancings of Aguas Andinas S.A. in January 2006. Amortizations are semi-annual starting on June 1, 2008 and ending on December 1, 2026.

On December 23, 2005, the Series E bonds were placed for U.F. 1.65 million, with repayment in June 2012.

The corresponding interest accrued on the bonds is shown in current liabilities.

On March 24, 2008, the Superintendency of Securities and Insurance registered two lines of bonds, with the numbers 526 and 527 with maturities at 25 and 10 years respectively, both lines having a maximum amount of U.F. 2.5 million. The proceeds of both series will be used to finance the investment plan of Aguas Andinas S.A.

The bond issues carry no special collateral other than a general lien over the assets of the subsidiary Aguas Andinas S.A..

Registration No. or of Instrument	Series	Nominal amount placed	Indexation unit	Interest rate	Final maturity	Payments Interest	of Principal	Par value 31-03-2008	31-03-2007	Placement in Chile or abroad
Long-term bonds - current portion										
266	BEMOS B1	7.527	U.F.	6,25%	01/09/2022	Semi annual	Semi annual	220.221	101.211	Chile
266	BEMOS B2	11.828	U.F.	6,25%	01/09/2022	Semi annual	Semi annual	346.065	159.048	Chile
305	BAGUA C1	166.667	U.F.	4,25%	01/12/2010	Semi annual	Semi annual	3.442.706	3.495.828	Chile
305	BAGUA C2	500.000	U.F.	4,25%	01/12/2010	Semi annual	Semi annual	10.328.114	10.487.472	Chile
305	BAGUA E	0	U.F.	4,0%	01/06/2012	Semi annual	Maturity	431.822	432.664	Chile
305	BAGUA F	263.158	U.F.	4,15%	01/06/2026	Semi annual	Semi annual	6.573.573	1.359.761	Chile
Total - current portion								21.342.501	16.035.984	
Long-term bonds										
266	BEMOS B1	690.968	U.F.	6,25%	01/09/2022	Semi annual	Semi annual	13.696.733	13.872.928	Chile
266	BEMOS B2	1.085.806	U.F.	6,25%	01/09/2022	Semi annual	Semi annual	21.523.422	21.800.315	Chile
305	BAGUA C1	333.333	U.F.	4,25%	01/12/2010	Semi annual	Semi annual	6.607.503	9.930.579	Chile
305	BAGUA C2	1.000.000	U.F.	4,25%	01/12/2010	Semi annual	Semi annual	19.822.530	29.791.771	Chile
305	BAGUA E	1.650.000	U.F.	4,00%	01/06/2012	Semi annual	Maturity	32.707.175	32.770.948	Chile
305	BAGUA F	4.736.842	U.F.	4,15%	01/12/2026	Semi annual	Semi annual	93.896.193	99.305.904	Chile
Total long term								188.253.556	207.472.445	

14.- Provisions and write-offs

The detail of provisions as of March 31, 2008 and 2007 is as follows:

	Current liabilities		Long-term liabilities	
	2008	2007	2008	2007

	ThCh$	ThCh$	ThCh$	ThCh$
Accrued services	11,307,291	12,411,346	0	0
Bonuses (1) & profit sharing	875,487	631,872	0	0
Severeance payments (Note 16)	1,059,038	348,228	11,092,013	9,611,040
Accrued vacations	1,083,483	1,245,084	0	0
Litigation pending	1,202,378	1,320,328	0	0
Allowance loss on asset sales	117,852	231,250	0	0
Other personnel benefits	15,713	6,545	0	0
Punta de Aguila reservoir project	162,377	175,530	0	0
La Dehesa barrage transaction (2)	0	0	1,036,189	0
Others	13,936	41,029	26,572	38,379
Total	15,837,555	16,411,212	12,154,774	9,649,419

1) In Aguas Andinas S.A., these are shown net of advances made during the periods ended March 31, 2008 and 2007 for ThCh$ 225,488 and ThCh$ 263,609 respectively.

(2) Relates to the transaction of July 10, 2007, signed before the notary María Gloria Acharan Toledo, between Aguas Cordillera S.A. and property developers, whereby in the event that Aguas Cordillera S.A. in the future removes and sells the land transferred to it, is should pay at least UF 52,273.29. This amount would be imputed to the existing receivables from the developers.

The amounts of write-offs are shown in Note 5 (Short and long term receivables).

As of March 31, 2008 and 2007, the provision for severance indemnities (including the part classified as short term) showed the following movement:

	2008 ThCh$	2007 ThCh$
Initial balance	12,465,900	10,653,460
Increase in provision	192,109	56,668
Payments in period	(572,062)	(769,685)
Price-level restatement	65,104	18,825
Total	12,151,051	9,959,268

15.- Severance payments

The severance indemnity has been calculated in accordance with the explanation in Note 2 s).

The charge to income for these items, including the indemnities relating to clause 161 of the Labor Code, at March 31, 2008 and 2007 amounts to ThCh$ 236,448 and ThCh$ 65,198 respectively.

The effect on the result of the increase in the discount rate from 4.8% to 4.1% amounted to ThCh$ 7,492.

16. Minority Interest

The proportion belonging to the minority interest is as follows:

Name	Percentage of Minority Interest %		Minority Interest in Equity	
	2008	2007	ThCh$2008	ThCh$2007
Aguas Andinas S.A.	49.89766	49.89766	234,829,270	227,299,301
Aguas Los Dominicos S.A.	0	0.01292		1,065
Aguas Cordillera S.A.	0.00997	0.00997	12,262	10,253
TOTAL			234,841,532	227,310,619

Name	Percentage of Minority Interest %		Minority Interest in Results	
	2008	2007	ThCh$2008	ThCh$2007
Aguas Andinas S.A.	49.89766	49.89766	(17,135,554)	(15,972,352)
Aguas Los Dominicos S.A.	0	0.01292		(57)
Aguas Cordillera S.A.	0.00997	0.00997	(626)	(553)
TOTAL			(17,136,180)	(15,972,962)

In November 2007, Aguas Cordillera S.A. acquired 2 shares in its subsidiary Aguas Los Dominicos S.A., equivalent to 0.00259% of the total share capital.

In December 2007, Aguas Cordillera S.A. acquired 7 shares in its subsidiary Aguas Los Dominicos S.A., equivalent to 0.00904% of the total share capital.

In December 2007, Gestión y Servicios acquired 1 share in Aguas Los Dominicos S.A., equivalent to 0.00129% of the total share capital.

17.- Changes in shareholders' equity

The changes in the equity of the Company during the 2008 and 2007 periods were the following:

The ordinary shareholders meeting held on April 24, 2007 agreed the following:

- To distribute net income of ThCh$ 8,845,300 in cash, pro rata to the shareholdings.

The extraordinary shareholders meeting held on April 24, 2007 agreed the following:

- To reduce the capital by ThCh$ 19,512,800, formalized by a capital amendment deed dated May 28, 2007 and paid on July 25, 2007.

The board meeting held on September 26, 2007 resolved as follows:

- To distribute an interim dividend for ThCh$14,530,000 against the net income for 2007. This was paid in cash pro rata to the shareholders as of October 25, 2007.

Other reserves: On August 31, 2007, Aguas Cordillera S.A. was dissolved by the gathering of all the shares in the hands of Aguas Cordillera S.A. (ex Comercial Orbi II S.A.). The two companies were merged on September 1, 2007, as established in Technical Bulletin 72 of the Chilean institute of Accountants, combination of companies under common control based on the unification of interests method, generating in shareholders' equity ThCh$6,725,927 (historic pesos), of which Aguas Andinas S.A. showed 99.99003% in Other reserves, equivalent to its shareholding in Aguas Cordillera S.A.. Inversiones Aguas Metropolitanas S.A. therefore recorded in Other reserves the equity variations produced in the subsidiary Aguas Andinas S.A.; this amount, restated as of March 31, 2008, is ThCh$3,471,188.

In 2006 also, increases were made in holding in subsidiaries of Aguas Andinas S.A. which generated an effect in Other reserves in Inversiones Aguas Metropolitanas S.A. for ThCh$3,280.

Changes in shareholders' equity

2007	Paid capital	Reserve restatement capital	Other of reserves	Accumulated results	Interim Dividends	Result for Year
Initial balance	475.181.646		3.446.893	62.089	(14.849.660)	24.531.649
Distribution previous year's result				9.681.989	14.849.660	(24 531.649)
Restatement of capital		3.801.453	27.575	77.952	0	
Result for the year						11.137.248
Closing balance	**475.181.646**	**3.801.453**	**3.474.468**	**9.822.030**	**0**	**11.137.248**

2007	Paid capital	Reserve restatement capital	Other of reserves	Accumulated results	Interim Dividends	Result for Year
Initial balance	461.826.633		3.028	303.944	(14.076.468)	22.617.984
Distribution previous year's result				8.541.516	14.076.468	(22 617.984)
Restatement of capital		923.653	6	17.691		
Result for the year		0		0		9.308.456
Closing balance	**461.826.633**	**923.653**	**3.034**	**8.863.151**	**0**	**9.308.456**
Restated balances	**499.234.590**	**998.469**	**3.280**	**9.581.066**	**0**	**10.062.441**

Números de acciones

Series	No. shares subscribed	No. shares paid	No. shares with voting rights
Sole	1.000.000.000	1.000.000.000	1.000.000.000

Capital (monto M$)

Series	Subscribed capital	Paid capital
Sole	475.181.646	475.181.646

18.- Other Non-Operating Income and Expenses.

The detail of other non-operating income and expenses as of March 31, 2008 and 2007 is as follows:

	2008 ThCh$	2007 ThCh$
Other non-operating income:		
Sale of property, plant & equipment (3)	30,763	813
Income from refinancings & others (1)	1,591,940	674,360
Services to third parties (2)	112,519	159,177
Fines & indemnities from suppliers & contractors	92,777	141,669
Services to customers	395,221	55,667
Property rentals	45,567	55,684
Property tax refunds	16,875	0
Recognition of past-due obligations	36,350	48,241
Sale of materials	99,968	110,828
Others	86,627	91,100
Total other income	2,508,607	1,337,539

	2008 ThCh$	2007 ThCh$
Other non-operating expenses:		
Donations	48,139	35,982
Discontinued projects & studies	4,818	138,034
Legal expenses	7,364	3,773
Losses on sales of property, plant & equipment	14,371	0
Obsolete materials	12,341	2,331
Unrecoverable property developer agreement receivable	3,833	0
Fines	34	69
Property developer agreements	55,983	0
Others	18,874	0
Total other expenses	165,757	180,189

(1) Mainly relate to agreements signed with property developers under which Aguas Andinas S.A., Aguas Cordillera S.A. and Aguas Manquehue S.A. are obliged to add certain areas to their concession zones and to provide the public sanitation services in these indefinitely.

(2) Services to third parties relates to those services associated with the business, mainly engineering services.

(3) Includes income from land expropriation.

19.- Price-level restatements

The detail of price-level restatements, calculated as stated in Note 2 e), is the following:

ASSETS (CHARGES) / CREDITS	Indexation unit	31-03-2008	31-03-2007
INVENTORIES	CPI	2.944	-42.284
PROPERTY, PLANT & EQUIPMENT	CPI	5.146.226	1.274.664
INVESTMENTS IN RELATED COMPANIES	CPI	0	0
GOODWILL	CPI	2.610.080	712.021
OTHER MONETARY ASSETS	CPI	57.536	52.500
INTANGIBLE ASSETS.	CPI	307.488	79.195
OTHER NON-MONETARY ASSETS	CPI	134.095	45.579
OTHER MONETARY ASSETS	UF	113.135	44.895
OTHER NON-MONETARY ASSETS	UF	67.782	4.444
REVENUE & EXPENSE ACCOUNTS	CPI	76.937	-8.598
TOTAL (CHARGES) CREDITS		**8.516.223**	**2.162.416**
LIABILITIES (CHARGES) / CREDITS			
SHAREHOLDERS' EQUITY	CPI	-3.906.980	-1.017.593
MINORITY INTEREST	CPI	-1.727.819	-421.830
BONDS PAYABLE	UF	-2.088.424	-439.706
NOTES PAYABLE	UF	-190.863	-34.348
BORROWINGS FROM BANKS	UF	0	0
MONETARY LIABILITIES	UF	-305.029	-35.525
MONETARY LIABILITIES	CPI	-132.969	-46.741
NON-MONETARY LIABILITIES	CPI	-62.662	-13.425
NON-MONETARY LIABILITIES	UF	-36.217	31.725
INCOME ACCOUNTS	CPI	-228.553	23.927
TOTAL (CHARGES) CREDITS		-8.679.516	-1.953.516
(LOSS) GAIN FROM PRICE-LEVEL RESTATEMENTS		**-163.293**	**208.900**

20.- Exchange differences

Exchange differences during the periods ended March 31, 2008 and 2007 were as follows:

	Currency	31-03-2008	31-03-2007
ASSETS (CHARGES) / CREDITS			
CASH & BANKS	EUROS	0	74
CASH & BANKS	DOLAR	-54	46
MARKETABLE SECURITIES	EUROS	-25	450
INVENTORIES	DOLAR	0	-925
SUNDRY DEBTORS	EUROS	-3	0
OTHER ASSETS	DOLAR	-108.617	-417
OTHER ASSETS	EUROS	0	84
DEPOSITS	DOLAR	113	
Total (Charges) Credits		**-108.586**	**-688**

PASIVOS (CARGOS) / ABONOS			
ACCOUNTS PAYABLE	DOLAR	1.577	365
ACCOUNTS PAYABLE	EUROS	298	69
WITHHOLDINGS	DOLAR	389	0
WITHHOLDINGS	EUROS	0	-3
ACCOUNTS PAYABLE RELATED COPMPANIES	EUROS	229	-859
UNEARNED INCOME	DOLAR	95.385	0
OTHER LIABILITIES	DOLAR	139	0
OTHER LIABILITIES	EUROS	1	435
Total (Charges) Credits		**98.018**	**7**
(Loss) Gain from exchange differences		**-10.568**	**-681**

21.- Share and bond issue and placement costs

During the months of September 2001, December 2002, December 2005 and January 2006, the subsidiary Aguas Andinas S.A. issued and placed bonds on the domestic market. In accordance with Circular 1,370 of the Superintendency of Securities and Insurance, the issue and placement costs relating to credit-rating agencies, stamp tax and other general expenses were capitalized. These expenses are recorded in Other Assets and are broken down as follows:

Bonds	Gross Expenses Capitalized 2008 ThCh$	2007 ThCh$	Period of Amortization Years
Series B	587,778	588,088	21.0
Series C	1,390,868	1,391,600	8.0
Series E	135,289	135,361	6.5
Series F	2,187,509	2,188,661	21.0
TOTAL	4,301,444	4,303,710	

22.- Statement of cash flows.

In the Statement of cash flows, cash equivalents consist of financial investments, including time deposits and marketable securities with terms of less than 90 days from their investment dates. The detail of the balance of cash and cash equivalents is as follows:

	2007 ThCh$	2006 ThCh$
Cash & banks	212,294	556,400
Time deposits	41,287,449	8,886,323
Marketable securities	6,239,964	6,056,554
Other current assets	0	1,121,688
Balance of cash & cash equivalents	**47,739,707**	**16,620,965**

Financing cash flows:

The financing cash flows generated in the 2008 and 2007 periods under the heading of Other sources of finance, represent the collection of reimbursable financing contributions from customers, in accordance with current legislation (Decree Law N° 70 of 1988).

The item Other financing disbursements shows the payments and prepayments of promissory notes issued for reimbursable financing contributions.

Investment cash flows:

Investment activities committing future cash flows of Aguas Andinas S.A. and subsidiaries for construction works amount at March 31, 2008 and 2007 to ThCh$ 8,024,192 and ThCh$ 6,836,036 respectively.

23.- Derivative Contracts

As of March 31, the subsidiary Gestion y Serivicios S.A. has a derivative contract with a financial institution to hedge exchange-rate risk as detailed below, valued according to the criteria described in Note 2 r):

Type of derivative	Type of contract	DESCRIPTION OF THE CONTRACTS						Value of hedged item	Accounts affected			
		Value of Contract	Term or expiry	Specific item	Position Purchase / Sale	Entry or transaction hedged			Asset / Liability		Effect on Result	
						Name	Amount		Name	Amount	Realized	Unrealized
FR	CCPE	801.200	1st Quarter	Exchange rate	P	Unearned income	729.516	734.001	Othe current liabilities	68.473	0	67.551

24.- Contingencies and Restrictions

a) Direct guarantees

Performance bonds and guarantee policies have been given to the SISS and other parties for ThCh$ 11,873,565 and ThCh$ 17,912,279 as of March 31, 2008 and 2007 respectively.

b) Lawsuits pending

Aguas Andinas S.A.

The following are the subsidiary's lawsuits pending:

Court: 11th Civil Court of Santiago; Case file: 5716-1999

Aguas Andinas S.A. was sued severally by a gas company for damages to a pipeline made by a construction company. Aguas Andinas S.A. alleges that it has no responsibility for this incident as it has no relationship whatsoever with the cause of the damage. The amount demanded is ThCh$85,816, plus indexation and interest. Sentence in the first instance rejected the suit against Aguas Andinas S.A., accepting only a part of the suit against the construction company for a far lower figure. The gas company has appealed and asked that the suit be accepted in full, also against Aguas Andinas S.A. The case is pending judgment.

Court: 14th Civil Court of Santiago; Case file: 169-2003

A company sued Aguas Andinas S.A. seeking the absolute nullity of Sociedad Gestión y Servicios S.A. in which Aguas Andinas S.A. had a 1% shareholding at the time of the demand.
Sentence was given in the first instance denying the suit and condemning the plaintiff to pay the costs. The plaintiff has appealed.

Court: 5th Civil Court of Santiago; Case file: 3684-2001
Aguas Andinas S.A. was sued for damages for its extra-contractual liability for environmental damage, in breach of Law 19,300. The lack of a timely and appropriate solution to bad odors emanating from the Santiago West plant and then the La Farfana plant, was alleged to cause prolonged suffering or moral damage to the neighbors and also enormous capital damage due to the devaluation of their properties. Amount demanded: U.F. 81,848. Estimate of the result: the possibilities of success in this case are moderate. State of the case: pending the reading of evidence.

There is also a second case presented to the 11th Civil Court of Santiago (Case 3541-2004). Current status: First instance – discussion period. Exceptions were presented in order to correct irregularities in the suit and in the procedure that led to the damages under Law 19,300. Two demands have also been presented to be added to this case, which are: 20th Civil Court of Santiago, Case 7900-2006, for UF 81,848 and 25th Civil Court of Santiago, Case 8305-2006, for UF 42,161, plus indexation and interest. State of the accumulated cases: first instance, discussion period, exceptions presented.

Court: 19th Civil Court of Santiago; Case file: 2632-2004

A private individual is requesting the reversal of the sale of some water rights to Aguas Andinas S.A. through a third party, sustaining that this has violated their rights. They are demanding the restitution of the water rights that were acquired for U.F. 5,525. State of the case: Sentence given but not notified. Estimate of the result: appeal made against the sentence in the second instance, pending admissibility of the appeal.

11th Civil Court of Santiago; Case No.13.214 - 2004

Aguas Andinas S.A. was sued for damages and extra-contractual liability for environmental damage, an offence under Law 19,300. It is claimed that the failure to arrive at a prompt and adequate solution to the emission of bad odors from the Santiago Poniente Plants and subsequently from the La Farfana Plant, caused the prolonged suffering or moral damage to the neighbors, in addition to an enormous financial damage as a result of a devaluation of their properties. Amount demanded: U.F. 410,759 plus indexation and interest. Current status: First instance - discussion period. Exceptions were presented in order to correct irregularities in the suit. Estimate of the result: there is a moderate possibility of success; the result will depend on the proof of damages submitted, a process that has not yet commenced.

18th Civil Court of Santiago; Case No. 322-2005

Aguas Andinas S.A. was sued for technical faults and defects at the La Farfana Sewage Plant, causing bad odors that have affected the physical and psychological health of the local residents. Amount demanded: ThCh$3,890,000 plus indexation and interest. Estimate of the result: it is believed improbable that damage can be shown to have affected or put at risk the psychological or physical health of the plaintiffs from the bad odors. State of the case: pending sentence.
A second demand presented to the 19th Civil Court of Santiago (Case 1105-2006), for ThCh$ 940,000 has been added to this case.

5th Civil Court of Santiago; Case: 10852-2005

Aguas Andinas S.A was demanded for its civil liability for the accidental death of Mario Cañete Muñoz, a worker at the Kennedy-Estoril works. Amount demanded: ThCh$110,000 approximately, plus indexation, interest and costs. Present position: Evidence period. Expected result: the demand should be rejected with respect to Aguas Andinas, as the company was not responsible for the works.

·24th Civil Court of Santiago. Case: 6539-2006
A company is suing CORFO for the restitution of reappraisal of land at a property in Avenida Andrés Bello, Las Condes, Santiago. This land was acquired by Corfo through a sale by Aguas Andinas S.A. in September 1999.
Amount demanded: undetermined. State of the case: evidence stage. Estimated result: the demand should be rejected.

·27th Civil Court of Santiago; Case: 552-2007

Aguas Andinas S.A. was sued, jointly with other institutions by an individual intending to nullify Resolution DGA 3268 which approved the El Trebal discharge works, Ministry of the Economy Supreme Decrees 76 and 100, that set tariff formulas for the periods 2000-2005 and 2005-2010 respectively.
Amount demanded: undetermined. State of the case: discussion period.
Estimated result: The demand should be rejected.

Chamber of Commerce Arbitration Tribunal; Case: 744-2007
A contractor is suing Aguas Andinas S.A. for the payment of extraordinary costs in the renovation work of networks in the Yarur II suburb and Arturo Prat trunk sewer. Amount demanded ThCh$ 170,000 plus indexation and interest. Status: evidence period. Estimated result: a favorable result for Aguas Andinas S.A.

9th Labor Court of Santiago; Case: 222-2008
In individual is demanding damages from Aguas Andinas S.A. for a working accident in Cexas to PTAS Esmeralda conduction works. Amount demanded: ThCh$ 192,000. State of the case: discussion period. Expected result: will depend on the evidence submitted; if the demand is accepted, the sentence will be substantially less.

· The Company is party to other more minor lawsuits brought by and against it.

The amounts involved in judgments in favor date from 2002 and total ThCh$110,000 plus indexation and interest.

The lawsuits that might be unfavourable to the Company relate to:
- nine labor demands in which the Company was sueed jointly for ThCh$52,100, between 2003 and 2007.
- three demands for business activities which are covered by insurance, the amounts involved reaching ThCh$164,000.

The management, together with its legal advisers, considers that the above lawsuits will have no material effect on the financial statements. Nevertheless, provisions have been made, as shown in Note 15.

Aguas Cordillera S.A.

The following are the principal lawsuits pending:

Case 4693-99, 11th Civil Court of Santiago. Demand for damages by 79 residents in the district of Barnechea with respect to supply problems in October and November 1996. The damages sought are ThCh$ 728,626. Status: discussion period ended. Good probabilities exist that the company will win the case.

Case 1158-2002, 8th Civil Court of Santiago. Demand for moral damages following the dismissal without reason of an employee of the company, which was declared as unjustified by the Supreme Court. Sum demanded: ThCh$140,000. Status: sentence favorable to the company. The plaintiff has appealed. It is probable that the court will confirm the sentence in the first instance.

The company is party to other more minor lawsuits brought by and against it.
The management, together with its legal advisers, considers that the above lawsuits will have no material effect on the financial statements. Nevertheless, provisions have been made, as shown in Note 15.

There are two lawsuits relating to business activities, for which provisions have been made in the financial statements for ThCh$60,010.

Aguas Los Dominicos S.A.

Case 1189-2004, 19th Civil Court of Santiago
Claim against fine for non-compliance with the written orders and instructions of the SISS, through not submitting on time information for the "Sewage treatment cover" and "Water production" processes.
Resolution 426 of February 9, 2004 for 10 UTA. Status: unfavorable sentence, appealed, probable that the fine will be reduced.

The management, together with its legal advisers, considers that the above lawsuits will have no material effect on the financial statements. Nevertheless, provisions have been made, as shown in Note 15.

The company compiles with all the provisions of Decree Law 382 (General Sanitation Services Law) of 1988, and its Regulations (Decree MOP N° 1199 / 2004 published in November 2005).

Aguas Manquehue S.A.

Case 1134-2004, 7th Civil Court of Santiago. Claim against fine of 15 UTA for non-compliance with the written orders and instructions of the SISS, through not submitting on time information for the "Sewage treatment cover" and "Water production" processes. Status: unfavorable sentence, appealed, probable that the fine will be reduced.

Case 15178-2006, 27th Civil Court of Santiago. Claim against Resolution 554 which applied a fine of 30 UTA for non-compliance with the written orders and instructions of

the SISS, in not submitting information on costs and expenses for the year 2004. Status: demand presented. Moderate possibilities of fine being reduced.

Case: 764-2003, Civil Court of Colina. The co-owners of the Condominio Los Algarrobos IVA and IVB made a demand complaining about noisy works in order to order the termination of the discharge of treated waters in the Quebrada Las Ñipas, coming from the sewage treatment plant located at Condominio Polo de Manquehue. They also request that all the pipes installed be taken away. Status: pending sentence. Result: according to the available information, the demand should be accepted. Amount demanded: undetermined.

The management, together with its legal advisers, considers that the above lawsuits will have no material effect on the financial statements. Nevertheless, provisions have been made, as shown in Note 15.

c) Bond issue covenants

The Company has the following restrictions and obligations arising from the issuance of bonds on the domestic market:

1.- Send to the bond-holders' representative a copy of its quarterly and annually-audited unconsolidated and consolidated financial statements, and those of the subsidiaries registered with the Superintendency of Securities and Insurance, within the same time limits for sending these to that Superintendency, together with all the public information reported to that authority.
2.- Record in its books any provisions for adverse contingencies that may arise and which, in the management's opinion, should be reflected in its own and/or its subsidiaries' financial statements.
3.- Maintain insurance coverage that reasonably protects its assets including its main offices, buildings, plants, office furniture and equipment and vehicles, in accordance with normal practices for similar businesses.
4.- The Company promises to ensure that its transactions with its subsidiaries and other related parties are carried out on equitable conditions similar to those normally prevailing in the market.
5.- Maintain a debt ratio no greater than 1.5:1, calculated on the figures in the consolidated and unconsolidated balance sheets, defined as the ratio of liabilities to shareholders' equity.
6.- The Company may not sell, assign or transfer essential assets (public-utility concessions granted by the S.I.S.S for Greater Santiago), except for contributions or transfers of essential assets to subsidiary companies.

d) Bank loan covenants

The Company has the following obligations and restrictions contained in loan agreements with several local banks:

1.- A debt ratio not greater than 1.5:1, calculated on the figures in the consolidated and unconsolidated balance sheets, defined as the ratio of liabilities to shareholders' equity.

2.- Prohibition on the disposal or loss of title over essential assets except for contributions or transfers of essential assets to subsidiaries.

3.- Send to the different banks with which the Company has credit facilities, a copy of its quarterly and annually-audited unconsolidated and consolidated financial statements within five days from the time they are sent to the Superintendency of Securities and Insurance.

4.- Record in its books any provisions for adverse contingencies that may arise and which, in the management's opinion, should be reflected in the financial statements of the Company.

5.- Maintain insurance cover that reasonably protects its assets including its main offices, buildings, plants, inventories, office furniture and equipment and vehicles, in accordance with normal practices for similar businesses.

6.- Send a certificate signed by the chief executive of the Company confirming compliance with the obligations assumed in the loan agreement.

7.- Prohibition on the payment of dividends if there is a situation of past-due payments or delays in the payment of some loan instalment, except for the obligatory minimum dividend.

8.- Maintain a financial expense coverage ratio of at least 3:1 calculated on the figures in the consolidated and unconsolidated balance sheets, defined as the ratio between operating income plus depreciation and amortization of intangible assets for the year, divided by financial expenses.

9.- Prohibition on the liquidation or dissolution of the Company, its operations or the business in which it engages, or the participation in any action or contract with the purpose of creating a merger or consolidation, except in the case of a merger with its present subsidiaries.

10.- The Company promises to ensure that its transactions with its subsidiaries and other related parties are carried out on equitable conditions similar to those normally prevailing in the market.

The Company and subsidiaries comply with all the provisions of Decree Law 382 of the General Sanitation Service Law 1988, and with its regulation (Ministry of Public Works decree 1199/2004 published in November 2005).

Direct guarantees

Creditor of collateral	Debtor		Type of collateral	Assets affected		Balance outstanding at date of closing of financial statements	
	Name	Relationship		Type	Book value	31-03-2008	31-03-2007
S.I.S.S.	AGUAS ANDINAS S.A		PERFORMANCE BOND			4.858.089	7 591.718
S.I.S.S.	AGUAS ANDINAS S.A.		GUARANTEE POLICY			345.308	4.578.343
SERVIU METROPOLITANO	AGUAS ANDINAS S.A		PERFORMANCE BOND			1.978.183	2.823
MOP. DIRECC. GRAL.	AGUAS ANDINAS S.A		PERFORMANCE BOND			175.132	22.365
DIRECTOR DE VIALIDAD	AGUAS ANDINAS S.A		PERFORMANCE BOND			75.084	3.243
I. MUNICIPALIDAD DE PROVIDENCIA	AGUAS ANDINAS S.A.		PERFORMANCE BOND			0	18.475
I. MUNICIPALIDAD DE SANTIAGO	AGUAS ANDINAS S.A.		PERFORMANCE BOND			18.418	11.958
DIRECC. OBRAS HIDRAULICA	AGUAS ANDINAS S.A		PERFORMANCE BOND			16.889	11.354
MOP	AGUAS ANDINAS S.A		PERFORMANCE BOND			15.104	937.174
CHILECTRA S.A	AGUAS ANDINAS S.A		PERFORMANCE BOND			9.911	9.930
I. MUNICIPALIDAD DE RENCA	AGUAS ANDINAS S.A		PERFORMANCE BOND			6.000	7.027
I. MUNICIPALIDAD DE PE. ALOLEN	AGUAS ANDINAS S.A		PERFORMANCE BOND			5.947	1.191
I. MUNICIPALIDAD DE SAN BERNARDO	AGUAS ANDINAS S.A.		PERFORMANCE BOND			5.947	5.958
I.MUNICIPALIDAD DE PE. ALOLEN	AGUAS ANDINAS S.A		PERFORMANCE BOND			5.948	0
SECRETARIA REG. MINISTERIAL	AGUAS ANDINAS S.A		PERFORMANCE BOND			3.545	0
I. MUNICIPALIDAD DE LAS CONDES	AGUAS ANDINAS S.A.		PERFORMANCE BOND			3.000	0
EMPRESA FERROCARRILES	AGUAS ANDINAS S.A.		PERFORMANCE BOND			2.617	0
I. MUNICIPALIDAD DE LA GRANJA	AGUAS ANDINAS S.A		PERFORMANCE BOND			1.189	0
I. MUNICIPALIDAD DE LAS CONDES	AGUAS CORDILLERA S.A.		PERFORMANCE BOND			5.500	5.946
I. MUNICIPALIDAD DE VITACURA	AGUAS CORDILLERA S.A.		PERFORMANCE BOND			39.645	39 722
I. MUNICIPALIDAD DE LO BARNECHEA	AGUAS CORDILLERA S.A.		PERFORMANCE BOND			9.911	9.930
S.I.S.S.	AGUAS CORDILLERA S.A.		PERFORMANCE BOND			706.277	1.638.525
S.I.S.S.	AGUAS CORDILLERA S.A.		GUARANTEE POLICY			681.594	682.923
SERVIU METROPOLITANO	AGUAS CORDILLERA S A		PERFORMANCE BOND			232.850	79 445
CHILECTRA S.A.	AGUAS CORDILLERA S.A.		PERFORMANCE BOND			1.189	1.191
MINISTERIO DE OBRAS PÓBLICAS	AGUAS CORDILLERA S.A.		PERFORMANCE BOND			294.999	295.575
I.MUNICIPALIDAD DE PROVIDENCIA	AGUAS CORDILLERA S.A.		PERFORMANCE BOND			22.298	0
SUPERINTENDENCIA DE SERVICIOS SANITARIOS	AGUAS MANQUEHUE S.A.		PERFORMANCE BOND			1.579.420	589 937
SUPERINTENDENCIA DE SERVICIOS SANITARIOS	AGUAS MANQUEHUE S.A.		GUARANTEE POLICY			476.335	477.264
MUNICIPALIDAD DE LO BARNECHEA	AGUAS MANQUEHUE S.A.		PERFORMANCE BOND			0	234.798
SERVIU REGION METROPOLITANA	AGUAS MANQUEHUE S.A.		PERFORMANCE BOND			48.082	212.203
MUNICIPALIDAD LO BARNECHEA	AGUAS MANQUEHUE S.A.		GUARANTEE POLICY			0	328.791
AUTOPISTA NORORIENTE	AGUAS MANQUEHUE S.A.		PERFORMANCE BOND			118.935	0
S.I.S.S.	AGUAS LOS DOMINICOS S.A.		PERFORMANCE BOND			118.440	118.670
TESORERO MUNICIPAL DE MAIPU	ANAM S.A.		PERFORMANCE BOND			392	0
TESORERO MUNICIPAL DE MAIPU	ANAM S.A.		PERFORMANCE BOND			8.945	0
CODELCO	ANAM S.A.		PERFORMANCE BOND			1.982	0
EMPRESA NACIONAL MINERA	ANAM S.A.		PERFORMANCE BOND			200	0
AGUAS DEL ALTIPLANO	ANAM S.A.		PERFORMANCE BOND			500	0

25.- Guarantees received from third parties

As of March 31, 2008 and 2007, the Company and subsidiaries have received documents in guarantee for ThCh$ 21,123,727 and ThCh$ 20,267,801 respectively, arising principally from works contracts with construction companies to guarantee full performance of their obligations. There are also other guarantees covering service and materials supply contracts to ensure their prompt provision or delivery.

The following is a detail of the more significant bank guarantees received as of December 31, 2007[PW3]:

Aguas Andinas S.A.

CONTRACTOR	AMOUNT THCH$	EXPIRY
ING. Y CONSTRUCCION MST S.A	135,014	30/04/2008
CAPTAGUA INGENIERIA S.A	147,941	16/05/2008
CAPTAGUA INGENIERIA S.A	151,562	08/04/2009
CONSTRUCTORA COSAL S.A	154,616	28/05/2009
INMOBILIARIA POCURO	170,335	12/10/2008
J & J ASESOR DE POY. INTEGRALES	188,429	31/03/2011
EMP. DEP. DE AGUAS SERVIDAS	191,652	05/01/2009
EMP. CONST. COLCUN LTDA	191,652	06/07/2009
CIA. DE SEG. DE VIDA CRUZ DEL SUR	198,225	01/08/2008
FIGUEROA DINAMARCA MAXIMILIANO	242,093	30/11/2008
AGUILERA QUILODRAN ENRIQUE	244,801	07/05/2010
L.M.G. ING. Y CONSTRUCCION	297,338	31/12/2008
DEGREMONT S.A	303,285	25/04/2009
CABRERA ARANCIBIA MAXIMILIANO	333,312	20/03/2009
ING/CONS. OYARZUN MORENO LTDA	439,668	31/03/2011
ING. Y CONST. MST. S.A	535,981	09/11/2009
BAPA S.A	1,100,000	12/04/2008
OPINA S.A	1,867,954	30/10/2010
DEGREMONT S.A AGENCIA EN CHILE	2,419,126	31/10/2008
EMPRESAS JORDAN S.A	3,850,519	31/12/2012
TOTAL	$ 13,163,503	

Aguas Cordillera S.A.

CONTRACTOR	AMOUNT THCH$	EXPIRY DATE
Icafal Ingeniería y Construcción S.A.	256,400	02-04-08
Socovesa Ingeniería y Construcción S.A.	145,983	30-05-08
ICM S.A.	144,748	14-11-08
Captagua Ingeniería S.A.	133,232	20-05-08
Construcciones y Montajes COM S.A.	97,828	13-02-09
Captagua Ingeniería S.A.	69,021	08-04-09
Inmobiliaria Nueva Pacífico Sur Ltda.	62,355	14-01-09
Inmobiliaria Manquehue Oriente S.A.	56,613	03-04-09
Marcelino Carrasco Bahamondes y Cia.	49,556	03-05-09
INLAC S.A.	38,146	02-01-09
Ing. y Const. Eugenio Diaz S.A.	33,452	09-05-08
Dalco Ingeniería S.A.	29,707	11-04-08
Sondajes Ltda.	25,972	10-12-08
Captagua Ingeniería S.A.	23,261	15-06-08

ICM S.A.	22,143	21-03-09
TOTAL	1,188,417	

Aguas Los Dominicos S.A.

CONTRACTOR	AMOUNT THCH$	EXPIRY DATE
ICM S.A.	1,083	08-12-2008
Ecosan Ltda.	6,444	30-04-2009
Total	7,527	

Aguas Manquehue S.A.

CONTRACTOR	AMOUNT THCH$	EXPIRY DATE
Luis Eduardo Perez Castro	144,530	10.09.2008
Sociedad Constructora Rupanco S.A.	142,212	31.07.2008
Ingenieria y Constructora M.S.T. S.A.	95,842	08.01.2009
Ingenieria y Constructora M.S.T. S.A.	84,228	06.09.2009
Ecopreneur Chile S.A.	70,469	17.04.2008
Ecosan Ltda.	54,558	30.09.2008
Const.Socovesa Santiago Dos S.A.	51,539	13.02.2013
Arauco S.A.	33,238	01.09.2008
Ingenieria y Construción Eugenio Diaz S.A.	24,867	30.10.2008
Ingeniería y Construccion MST S.A.	22,395	15.03.2009
Dalco Ingenieria Ltda.	21,229	15.09.2009
	745,107	

Gestión y Servicios S.A.

CONTRACTOR	AMOUNT THCH$	EXPIRY DATE
SubCentro Las Condes S.A.	14,272	15-04-2008
SubCentro Las Condes S.A.	14,273	15-05-2008
Panques B.V.	88,013	15-04-2008
TOTAL	116,558	

The subsidiaries Anam S.A. and Ecoriles S.A. hav received no performance bonds from third parties.

26.- Local and foreign currencies

The Company shows the following assets and liabilities in local and foreign currency as of March 31, 2008 and 2007:

Assets

Current Assets	Currency	Monto 31-03-2008	Monto 31-03-2007
CASH & BANKS	NON-INDEXED CH$	211.935	546.852
CASH & BANKS	DOLLAR	359	9.548
TIME DEPOSITS	NON-INDEXED CH$	41.287.449	8.886.323
MARKETABLE SECURITIES	NON-INDEXED CH$	6.239.964	6.056.554
TRADE ACCOUNTS RECEIVABLE	NON-INDEXED CH$	47.348.790	45.369.679
NOTES RECEIVABLE	NON-INDEXED CH$	703.540	1.147.527
NOTES RECEIVABLE	INDEXED CH$	1.610.925	1.622.875
SUNDRY DEBTORS	INDEXED CH$	67.944	40.692
NOTES RECEIVABLE RELATED COS.	NON-INDEXED CH$	270.712	66.645
INVENTORIES	INDEXED CH$	1.164.304	1.866.550
RECOVERABLE TAXES	INDEXED CH$	346.285	133.142
SUNDRY DEBTORS	EURO	739	1.713
PREPAID EXPENSES	INDEXED CH$	354.378	999.132
DEFERRED TAXES	INDEXED CH$	1.300.174	1.102.930
DEFERRED TAXES	NON-INDEXED CH$	34.112	
OTHER CURRENT ASSETS	NON-INDEXED CH$	0	1.160.850
SUNDRY DEBTORS	DOLLAR	742	1.176
SUNDRY DEBTORS	NON-INDEXED CH$	541.553	405.739
RECOVERABLE TAXES	NON-INDEXED CH$	101.061	14.648
OTHER CURRENT ASSETS	INDEXED CH$	1.404.374	1.442.587
OTHER CURRENT ASSETS	NON-INDEXED CH$	17.914	

Property, plant & equipment			
PROPERTY, PLANT & EQUIPMENT	INDEXED CH$	653.510.402	649.902.022

Other assets			
GOODWILL	INDEXED CH$	321.953.988	349.807.805
NEGATIVE GOODWILL	INDEXED CH$	0	-1.100
LONG-TERM DEBTORS	NON-INDEXED CH$	5.032	1.298.971
LONG-TERM DEBTORS	INDEXED CH$	9.009.930	7.816.118
INTANGIBLE ASSETS	INDEXED CH$	39.764.022	41.020.001
OTHER LONG-TERM ASSETS	INDEXED CH$	12.135.798	2.480.979
OTHER LONG-TERM ASSETS	NON-INDEXED CH$	3.478.043	12.670.814
LONG-TERM DEFERRED TAXES	INDEXED CH$	3.535.163	0

Total Assets			
	NON-INDEXED CH$	**100.240.105**	**77.624.602**
	DOLLAR	**1.101**	**10.724**
	INDEXED CH$	**1.046.157.687**	**1.058.233.733**
	EURO	**739**	**1.713**

Current liabilities

	Currency	Up to 90 days				90 days to 1 year			
		31-03-2008 Amount	Avrge ann. Int rate	31-03-2007 Amount	Avrge ann. Int rate	31-03-2008 Amount	Avrge ann. Int rate	31-03-2007 Amount	Avrge ann. Int rate
BONDS PAYABLE - CURRENT PORTION	NON-INDEXED CH$	560.448	7,50%	9.044.371	6,69%	0		7.592.223	6,69%
BORROWINGS FROM BANKS - SHORT TERM	INDEXED CH$	11.743.101	4,22%	9.338.707	4,26%	9.599.400	4,30%	6.697.277	4,27%
ACCOUNTS PAYABLE	NON-INDEXED CH$	15.024.097		12.076.713		0		298.385	
ACCOUNTS PAYABLE	INDEXED CH$	739.612		4.057		0		0	
ACCOUNTS PAYABLE	EURO	0		2.624		0		0	
ACCOUNTS PAYABLE	DOLLAR	8.635		66.132		0		0	
SUNDRY CREDITORS	NON-INDEXED CH$	136.313		71.027		0		0	
SUNDRY CREDITORS	INDEXED CH$	1.071.485		1.269.389		0		12.078	
SUNDRY CREDITORS	INDEXED CH$	3.606	4,34%	5.351	4,34%	10.730	4,34%	0	
PROVISIONS	NON-INDEXED CH$	7.761.217		9.561.222		6.770.919		6.759.872	
PROVISIONS	INDEXED CH$	1.305.419		90.118		0		0	
WITHHOLDINGS	NON-INDEXED CH$	9.011.013		8.476.166		0		0	
INCOME TAX	NON-INDEXED CH$	3.925.337		42.157		261.192		1.381.320	
NOTES & ACCOUNTS PAYABLE RELATED COS.	NON-INDEXED CH$	2.657.103		728.376		0		0	
UNEARNED INCOME	INDEXED CH$	1.739.953		781.961		0		1.025.254	
UNEARNED INCOME	NON-INDEXED CH$	1.059.712		179.426		66.890		0	
UNEARNED INCOME	DOLLAR	741.739	5%	0		0		0	
NOTES PAYABLE	NON-INDEXED CH$	32.123		52.955		34.594		56.673	
NOTES PAYABLE	INDEXED CH$	61.303	6,74%	106.881	6,68%	249.637	6,77%	132.443	6,60%
NOTES PAYABLE	INDEXED CH$	0		6.232		0		39.674	
OTHER LIABILITIES	INDEXED CH$	68.473		0		0		0	
TOTAL CURRENT LIABILITIES									
	NON-INDEXED CH$	40.167.363		40.232.413		7.133.595		16.088.473	
	INDEXED CH$	16.733.152		11.802.696		9.859.767		7.906.726	
	EURO	0		2.624		0		0	
	DOLLAR	750.574		66.132		0		0	

Long-term liabilities at 31.03.2008

	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years	
		Amount	Av ann int rate	Amount	Av ann int rate	Amount	Av ann int rate	Amount	Av ann int rate
BORROWINGS FROM BANKS	NON-INDEXED CH$	16.393.000	7,50%	23.118.334	7,50%	44.555.333	7,50%	0	
BONDS PAYABLE	INDEXED CH$	38.551.043	4,31%	46.055.901	4,18%	38.743.051	4,84%	64.903.561	4,73%
NOTES PAYABLE	INDEXED CH$	596.642	7,16%	1.032.500	7,22%	34.700.992	4,82%	11.068.594	3,17%
SUNDRY CREDITORS	INDEXED CH$	890.219		0		0		0	
PROVISIONS	INDEXED CH$	187.066		187.066		465.583		11.315.059	
OTHER LONG-TERM LIABILITIES	INDEXED CH$	463.322		36.333		36.332		0	
OTHER LONG-TERM LIABILITIES	INDEXED CH$	34.383	8,49%	110.189	8,65%	0		0	
OTHER LONG-TERM LIABILITIES	INDEXED CH$	27.285		35.036		0		0	
TOTAL LONG-TERM LIABILITIES									
	NON-INDEXED CH$	16.393.000		23.118.334		44.555.333		0	
	INDEXED CH$	40.739.940		47.457.025		73.945.958		87.287.214	

Long-term liabilities at 31.03.2007

	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years	
		Amount	Av ann int rate	Amount	Av ann int rate	Amount	Av ann int rate	Amount	Av ann int rate
BORROWINGS FROM BANKS	NON-INDEXED CH$	30.368.893	6,69%	21.648.827	6,70%	2.053.900	6,80%	0	
BONDS PAYABLE	INDEXED CH$	38.011.179	4,28%	26.000.473	4,39%	70.051.911	4,40%	73.408.862	4,73%
NOTES PAYABLE	INDEXED CH$	731.277	7,63%	215.820		22.042.899	5,57%	12.794.765	3,53%
SUNDRY CREDITORS	INDEXED CH$	568.484		572.003		0		0	
SUNDRY CREDITORS	NON-INDEXED CH$	3.243							
PROVISIONS	INDEXED CH$	250.546		250.546		626.364		8.521.963	
DEFERRED TAXES	INDEXED CH$	568.404		558.548		1.396.386		1.408.079	
OTHER LONG-TERM LIABILITIES	INDEXED CH$	411.083	8,77%	150.606	8,85%	67.530		0	
OTHER LONG-TERM LIABILITIES	INDEXED CH$	24.213		52.993		0			
TOTAL LONG-TERM LIABILITIES									
	NON-INDEXED CH$	30.372.136		21.648.827		2.053.900		0	
	INDEXED CH$	40.563.186		27.800.789		94.164.870		96.133.689	

27.- Sanctions

a) Superintendency of Securities and Insurance.

No sanctions have been applied to the Company, or its directors or executives as of March 31, 2008 and 2007.

b) Other administrative authorities:

No sanctions have been applied to the Company or its directors or executives as of March 31, 2008 and 2007.

Aguas Andinas S.A.

2006

The Superintendency of Sanitation Services (SISS) applied the following fines:

By Resolution SISS 553 of February 8, 2006, a fine of 50 UTA was applied for non-compliance with written instructions of the SISS in not providing information on expenses and costs for the year 2004. Claim against the fine presented to the 26th Civil Court of Santiago (Case 15200-2006), intending to obtain a reduction in the fine: currently at the evidence stage. Status: unfavorable sentence in the first instance; appealed against.

By SISS Resolution 1454 of April 28, 2006, a fine of 20 UTA was applied for deficiencies in the quality of sewage in the district of Quilicura. Claim against the fine presented to the 29th Civil Court of Santiago (Case 6509-2006), with the intention of reducing the fine. State: unfavorable sentence, appealed.

ii) The National Economic Public Prosecutor proposed to the Free Competition Defense Tribunal the application of a fine on Aguas Andinas S.A. for 50,000 U.T.M. because of: 1) abusive demands and charges for new services in urban areas outside the concession area, 2) abusive demands and charges for services in rural zone outside the concession area, and 3) abusive application of Reimbursable Financial Contributions (AFR) (the requirement proposes eliminating the AFR). State of the case: evidence period. It is expected to be absolved from the charges made against the company.

iii) The National Labor authority applied a fine of 60 U.T.M. "for not effectively protecting the health of the workers". The facts relate to the death of four workers of a contractor firm working on the Dagoberto Godoy sewage drain. There are possibilities of the fine being annulled. One third of the fine was paid. Ordinary labor lawsuit brought before the 8th Labor Court of Santiago (Case 2449-2006). Status: judgment proceedings, with the possibility of the fine being annulled..

2005

i) The Superintendency of Sanitation Services (SISS) applied the following fines: By Resolution SISS 710-2005, it applied a fine for non-compliance with written instructions given by the Superintendency in its Official Letter No.1908 and in Chapter XI of the Invoicing Manual. Amount payable 40 "UTA" ("Annual Tax Units" - an official monetary unit). Appeal proceedings brought before the 29th civil court of Santiago, Case 4779-2005. Status: unfavorable judgment, appealed, intending to obtain a reduction in the fine.

ii) The Metropolitan Region environmental commission (COREMA) applied a fine of 300 UTM, by Resolution 069/2005 of February 17, 2005, regarding bad odors coming from the La Farfana treatment plant. 10% of the fine was paid in order to make an

appeal to the courts. This appeal was made to the 27th Civil Court of Santiago (Case: 6857/2005), which is at the evidence stage.

2004

i) The Superintendency of Sanitation Services (SISS) applied the following fines:
By Resolution 415 dated February 9, 2004, the SISS fined the Company for not complying with written orders and instructions to remit, within the established term, information for the "Sewage treatment coverage" and "Production of water" processes. A summary complaint was made to the 29th Civil Court of Santiago (case file No.1189-2004). Status: demand rejected in the first instance. Appeal made. The amount of the sanction is 30 Annual Taxation Units (UTA).

The Company was sanctioned when the SISS detected a failure to comply with the parameters established on faecal coli forms during a self-evaluation carried out during the second quarter of the year 2003 at the Paine sewage treatment plant. A summary complaint was made to the 29th Civil Court of Santiago (case file: 1434-2004). The second instance confirmed the sentence in the first instance stage, fine paid and proceedings closed. The amount of the sanction is 26 Annual Taxation Units (UTA).

ii) SESMA applied the following fines:

By its Resolution 5180 of December 15, 2003, a fine of 1,000 UTM (Monthly Taxation Units) was applied due to bad odors emanating from the La Farfana plant. The fine was paid in order to be able to bring a claim before the courts. This was presented to the 17th Civil Court of Santiago (Case No.2999-2004). State of the case: judgment proceedings.

By its Resolution 4838 of October 19, 2004, confirmed by Resolution 782 of February 2, 2005, SESMA fined the Company with 2,000 Monthly Taxation Units (UTM) for breach of Law 144/61 issued by the Ministry of Health, which sets standards for avoiding atmospheric emanations or contaminants of any kind. The fine was paid in order to bring a claim before the court. This was presented to the 25th Civil Court of Santiago (Case No.4566-2005). Status: evidence stage pending.

iii) The COREMA RM (regional environmental authority) fined the Company on May 28, 2004 (Resolution 177) with 1,000 Monthly Taxation Units (UTM) for bad odors emanating from the La Farfana Plant. 5% of the fine was first paid in order to commence an appeal through the law courts (28th Civil Court of Santiago - Case No.6593-2004). State of the case: in the evidence stage.

Aguas Cordillera S.A.

By Resolution 425 dated February 9, 2004, the SISS fined the Company for not complying with its written orders and instructions to remit, within the established term, information on the "Sewage treatment coverage" and "Production of water" processes. This fine is being appealed by the Company in the 4th Civil Court of Santiago (Case File N°1195-2004). Current status: Unfavorable sentence; appealed against.

The SISS fined the Company under its Resolution 2734 for not complying with its written instructions contained in Official Memorandum 2774 and in the development plan. This fine is being appealed by the Company in the 29th Civil Court of Santiago (Case File N°11,129). Current status: Unfavorable sentence; appealed against.

Aguas Los Dominicos S.A.

By Resolution 426 dated February 9, 2004, the SISS fined the Company for not complying with its written orders and instructions to remit, within the established term, information on the "Sewage treatment coverage" and "Production of water" processes. This fine is being appealed by the Company in the 19th Civil Court of Santiago (Case File N°1189-2004). Current status: Unfavorable sentence; appealed against.

Aguas Manquehue S.A.

By Resolution 424 dated February 9, 2004 the SISS fined the Company for not complying with its written orders and instructions to remit, within the established term, information on the "Sewage treatment coverage" and "Production of water" processes. This fine is being appealed against by the Company in the 7th Civil Court of Santiago (Case File N°1134-2004). Current status: Unfavorable sentence; appealed against.

Case No.15.178-2006, 27th Civil Court of Santiago. Claim against Resolution 554 that applied a fine of 30 UTA for non-compliance with written instruction of the SISS to provide information on expenses and costs for 2004. State: Demand presented. Result: it is probable that a reduction in the fine will be rejected.

During the periods covered by these financial statements, no other sanctions have been applied to the Company and subsidiaries, their directors or executives.

28.- Subsequent events

Inversiones Aguas Metropolitanas S.A.

The ordinary shareholders meeting was held on April 11, 2008 at which the following resolutions were adopted:

a) The annual report, balance sheet, financial statements and report of the external auditors for the year ended December 31, 2007 were approved.

b) Agreed to distribute 100% of the net income for 2007, payable from May 29, 2008.

On April 11, 2008, an extraordinary shareholders meeting agreed to reduce the capital by Ch$ 23,242,400,000 to an amount of ThCh$ 451,939,245,726. Consequently, it was agreed to distribute to shareholders, pro rata to their shareholdings, the sum of Ch$23,242,400,000 against the capital reduction, paying the sum of Ch$23.2424 per share.

Aguas Andinas S.A.

On April 9, 2008, Jaime Arellano Quintana presented his resignation as a director of the company, together with that of his respective alternate, Mario Castillo Astudillo, effective from that date.
The ordinary shareholders meeting of Aguas Andinas S.A. held on April 10, 2008, proceeded to:
a) renew the board of directors, electing the following persons for a full statutory period (2 years):

DIRECTORS	ALTERNATE DIRECTORS
Alfredo Noman Serrano	Juan Antonio Guijarro
Joaquín Villarino Herrera	Diane D'Arras
José Vila Bassas	Marta Colet Gonzalo
Arturo Vergara del Rio	Antoni Siurana
Mónica Singer González	Cristina Orellana Quezada
Jaime Arellano Quintana	Mario Castillo Astudillo
Rodrigo Azocar Hidalgo	Jorge Bande Bruck

b) The annual report, balance sheet, financial statements and report of the external auditors for the year ended December 31, 2007 were approved.

c) Agreed to distribute 100% of the net income for 2007, payable from May 28, 2008.

The meeting of the board on April 24, 2008 was declared constituted and Alfredo Noman Serrano was elected chairman and Joaquín Villarino Herrera as vice chairman.
The same board meeting appointed the company's Directors' Committee, this being comprised of Joaquín Villarino Herrera, Rodrigo Azocar Hidalgo and Mónica Singer González.

On the date of issue of these financial statements, the Company's management is unaware of other subsequent events that might significantly affect the Company's financial position and/or results as of March 31, 2008.

Aguas Cordillera S.A.

The ordinary shareholders meeting was held on April 9, 2008 at which the following resolutions were adopted:

a) The annual report, balance sheet, financial statements and report of the external auditors for the year ended December 31, 2007 were approved.

b) Agreed to distribute 100% of the net income for 2007, payable from May 27, 2008.

Aguas Los Dominicos S.A.

The ordinary shareholders meeting was held on April 9, 2008 at which the following resolutions were adopted:

a) The annual report, balance sheet, financial statements and report of the external auditors for the year ended December 31, 2007 were approved.

b) Agreed to distribute 100% of the net income for 2007, payable from May 27, 2008.

c) The following were elected as directors of the company:

Felipe Larrain Aspillaga
Joaquín Villarino Herrera
Antoni Siurana
Luis Eduardo Jiménez López
Luis Andrés Rengifo Briceño

Aguas Manquehue S.A.

The ordinary shareholders meeting was held on April 9, 2008 at which the following resolutions were adopted:

a) The annual report, balance sheet, financial statements and report of the external auditors for the year ended December 31, 2007 were approved.

b) It was agreed not to distribute dividends against the net income for 2007 and that this be transferred to retained earnings.

Aguas Cordillera S.A. Ex Comercial Orbi II S.A.

The ordinary shareholders meeting was held on April 20, 2007 at which the following resolutions were adopted:

a) The annual report, balance sheet, financial statements and report of the external auditors for the year ended December 31, 2006 were approved.

b) Agreed to distribute 100% of the net income for 2006, payable from May 18, 2007.

c) The following were elected as directors of the company:

Felipe Larrain Aspillaga
Joaquín Villarino Herrera
Luis Eduardo Jiménez López
Luis Andrés Rengifo Briceño
Marta Colet Gonzalo

On the date of issue of these financial statements, the management of the Company and its subsidiaries is unaware of other subsequent events that might significantly affect the Company's financial position and/or results as of March 31, 2008.

29.- The environment

The Parent has made no disbursements on environmental projects during the periods ended March 31, 2008 and 2007.

Subsidiaries

Aguas Andinas S.A.

The principal disbursements in projects for improving the environment made by the subsidiaries during the periods of 2008 and 2007 refer to the construction of sewage treatment plants, as follows:

Name of Project	2008	2007
	ThCh$	ThCh$
Esmeralda Melipilla treatment plant (improvement)	1,524,836	553,875
La Farfana treatment plant	869,233	73,385
El Trebal plant improvement	451,533	213,293
Til Til treatment plant	425,532	0
External platform for sludge handling & disposal	24,646	31,576
Third Greater Santiago treatment plant	24,671	0
Farfana-Trebal trunk sewer connector	39,796	0
Sewage treatment plants maintenance	13,869	0
Plant works	10,943	1,602
Talagante treatment plant	0	7,245
Buin Maipo treatment plant	0	6,339
Compliance Decree 90 Pomaire plant	0	24,956
Installation retention & other flows meter	0	13,205
Mapocho clean-up environmental impact assessment	0	5,088
San Jose de Maipo treatment plant	0	3,320
Meteorological stations	0	3,789
TOTAL	3,385,059	937,673

Aguas Manquehue S.A.

As of March 31, 2008 and 2007, the company has made disbursements for improving the environment, referring to the expansion and improvement of the following sewage treatment plants:

	2008 ThCh$	2007 ThCh$
El Camisero treatment plant	14,772	126,583
Los Trapenses treatment plant	65,159	296
Polo Manquehue treatment plant	65,159	0
Chicureo treatment plant	77,631	0
Total	222,721	126,879

30.- Documents payable at long term

Clause 14 of Decree Law 70 published in the Official Gazette on March 30, 1988 and clause 42 of Supreme Decree 453 set the regulations for demanding reimbursable financing contributions for capacity and for extensions of the corresponding service to those requesting to be added as customers or require an expansion of the service.

The debt for reimbursable contributions is shown in Long-term notes payable, for ThCh$ 47,398,728 and ThCh$ 35,784,361 as of March 2008 and 2007 respectively.

31.- Transfer of ownership of sanitation works

Under an agreement signed on June 30, 1998 between the metropolitan regional government and Aguas Andinas S.A., ownership of the sanitation works constructed or acquired with resources of the National Regional Development Fund was transferred to the company. The assets transferred under this agreement, which constitute contributions from third parties, are governed by Decree Law 70 issued by the Ministry of Public Works in 1988 and the provisions of clause 36 of the respective Ministry of Economy Law 453 of 1989.

As of December 31, 1998, these assets were incorporated into the Company's fixed assets at a nominal value of Ch$1 each, as there is a prohibition on considering these assets transferred by the regional government as an investment for purposes of tariff setting, so the Company cannot earn a return on them and they do not represent any additional operating profit-generating operations for the Company in addition to those already obtained since they started operations.

Also, the income-cost benefit is not altered with respect to previous years as the Company made no disbursements.

The maximum tariff contemplated for this type of contribution is intended only to cover the operating and maintenance costs required.

According to the instructions of the SVS, in its Resolution 01489 of March 22, 2000, the estimated technical value of these works was determined for information purposes. This now amounts to ThCh$ 1,771,181 and its depreciation, determined on the basis of its time in use, amounts to ThCh$ 734,445.

The principal criteria used in the valuation of these works include earth movement, supply pipes, drinking water and sewage chambers and labor costs, all as of March 2008. The average useful life of these assets is 406 months and their remaining average useful life as of March 2008 is 264 months.

32.- Time deposits

Time deposits are shown at their restated investment value plus interest accrued to the end of each period, as follows:

Bank	Expiry	Annual rate	2008 ThCh$	2007 ThCh$
Banco BBVA	03-04-08	6.24%	2,118,687	0
Banco de Chile	04-04-08	6.60%	4,084,080	0
Banco Santander	03-04-08	6.24%	3,330,358	0
Banco de Chile	29-04-08	6.72%	625,700	0
Banco BBVA	25-04-08	6.24%	1,234,069	0
Banco Santander	28-04-08	7.08%	5,006,952	0
Banco Santander	28-04-08	6.72%	3,260,000	0
Banco de Chile	18-04-07	5.16%	0	2,190,404
Banco de Chile	20-04-07	5.28%	0	3,257,269
Banco de Chile	26-04-07	5.28%	0	1,713,053
Banco de Crédito e Inv.	20-04-07	5.16%	0	1,725,597
Banco Santander	03-04-08	6.84%	1,559,424	0
Banco de Credito e Inv.	28-04-08	6.36%	315,222	0
Banco de Credito e Inv.	04-04-08	6.48%	4,165,112	0
Banco Santander	11-04-08	6.36%	2,773,868	0
Banco Santander	29-04-08	6.96%	1,371,589	0
Banco de Chile	29-04-08	6.72%	1,234,581	0
Banco BHIF	25-04-08	6.24%	1,658,636	0
Banco de Chile	25-04-08	6.60%	5,539,074	0
Banco Santander	07-04-08	6.84%	910,097	0
Banco BHIF	25-04-08	6.84%	2,100,000	0
Total time deposits			41,287,449	8,886,323



INVERSIONES AGUAS METROPOLITANAS S.A.

Notes to the Financial Statements
As of March 31, 2008 and 2007

Inversiones Aguas Metropolitanas S.A.

BALANCE SHEETS
As of March 31, 2008 and 2007

	2008 ThCh$	2007 ThCh$
ASSETS		
CURRENT:		
Cash & banks	14.755	20.123
Time deposits	-	-
Marketable securities (net)	205.222	735.499
Trade accounts receivable (net)	-	-
Notes receuvable (net)	-	-
Sundry debtors (net)	6.222	8.878
Notes & accounts receivable related companies	270.530	3.993
Inventories (net)	-	-
Recoverable taxes	47.419	126.579
Prepaid expenses	4.875	-
Deferred taxes	-	-
Other current assets	-	-
Total current assets	**549.023**	**895.072**
PROPERTY, PLANT & EQUIPMENT:		
Land	-	-
Buildings & infrastructure	-	-
Machinery & equipment	32.020	-
Other property, plant & equipment	4.091	13.658
Incremental value technical appraisal fixed assets	-	-
Accumulated depreciation	(10.413)	(6.028)
Total property, plant & equipment	**25.698**	**7.630**
OTHER ASSETS:		
Investments in related companies	235.792.540	228.231.682
Goodwill	267.699.649	291.131.084
Negative goodwill	-	-
Long-term debtors	-	-
Long-term deferred taxes	-	-
Intangible assets	8.287	8.291
Amortization	(3.280)	(1.211)
Others	-	-
Total other assets	**503.497.196**	**519.369.846**
TOTAL ASSETS	**504.071.917**	**520.272.548**

INVERSIONES AGUAS METROPOLITANAS S.A.

Notes to the Financial Statements
As of March 31, 2008 and 2007

Inversiones Aguas Metropolitanas S.A.

BALANCE SHEET
As of March 31, 2008 & 2007

	2008 ThCh$	2007 ThCh$
LIABILITIES & SHAREHOLDERS' EQUITY		
CURRENT:		
Borrowings from banks at short term	-	-
Borrowings from banks at long term current portion	-	-
Bonds payable	-	-
Accounts payable	4.199	6.006
Notes payable	-	-
Sundry creditors	4.121	4
Notes & accounts payable to related companies	-	-
Provisions	345.751	198.690
Withholdings	10.736	4.439
Income tax	122.836	-
Unearned income	-	-
Deferred taxes	12.066	13.314
Other current liabilities	-	-
Total current liabilities	**499.709**	**222.453**
LONG TERM:		
Borrowings from banks	-	-
Bonds payable	-	-
Notes payable	-	-
Sundry creditors	-	-
Provisions	-	-
Deferred taxes	155.363	170.249
Other long-term liabilities	-	-
Total long-term liabilities	**155.363**	**170.249**
MINORITY INTEREST	-	-
SHAREHOLDERS' EQUITY:		
Paid capital	475.181.646	499.234.590
Reserve restatement of capital	3.801.453	998.469
Other reserves	3.474.468	3.280
Retained earnings	9.822.030	9.581.066
Net income for the period	11.137.248	10.062.441
Interim dividends	-	-
Total shareholders' equity	**503.416.845**	**519.879.846**
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**504.071.917**	**520.272.548**

File No. 82-35046

INVERSIONES AGUAS METROPOLITANAS S.A.

Notes to the Financial Statements
As of March 31, 2008 and 2007

Inversiones Aguas Metropolitanas S.A.

STATEMENT OF INCOME
as of March 31, 2008 and 2007

	2008 ThCh	2007 ThCh$
OPERATING INCOME		
Revenues	-	-
Operating expenses	-	-
Operating margin	-	-
Administrative & selling expenses	(304.079)	(202.610)
Operating income	**(304.079)**	**(202.610)**
NON-OPERATING RESULT		
Financial income	6.126	8.795
Equity in income of related companies	17.205.844	16.037.872
Other non-operating income	-	12.804
Amortization goodwill	(5.819.558)	(5.822.622)
Financial expenses	(596)	(427)
Other non-operating expenses	-	-
Price-level restatements	(1.690)	(1.643)
Exchange differences	690	(293)
Non-operating result	**11.390.816**	**10.234.486**
Income before income tax & extraordinary items	11.086.737	10.031.876
Income tax	50.511	30.565
MINORITY INTEREST	-	-
Amortization negative goodwill	-	-
NET INCOME FOR THE PERIOD	**11.137.248**	**10.062.441**

INVERSIONES AGUAS METROPOLITANAS S.A.

Notes to the Financial Statements
As of March 31, 2008 and 2007

Inversiones Aguas Metropolitanas S.A.

STATEMENT OF CASH FLOWS
As of March 31, 2008 & 2007

	2008 ThCh$	2007 ThCh$
NET CASH FLOW FROM OPERATING ACTIVITIES:		
Collection of trade accounts receivable	-	1.165.220
Financial income received	6.126	9.328
Other income received	766	-
Payments to suppliers & personnel	(285.987)	(1.153.444)
Interest paid	-	-
Income tax paid	(435)	(4.257)
Other expenses paid	(578)	(343)
V.A.T. & similar payments	(109.217)	(57.755)
Total net cash flow from operating activities	(389.325)	(41.251)
NET CASH FLOW FROM FINANCING ACTIVITIES:		
Loans drawn	-	-
Bonds placed	-	-
Other sources of financing	-	-
Payment of dividends	-	-
Capital distribution	-	-
Repayment of loans	-	-
Payment of bonds	-	-
Payment of bond issue & placement costs	-	-
Other financing disbursements	-	-
Total net cash flow from financing activities	-	-
NET CASH FLOW FROM INVESTMENT ACTIVITIES:		
Sales of property, plant & equipment	-	-
Sales of permanent investments	-	-
Sales of other investments	-	-
Collection of other loans to related companies	-	-
Other investment income	-	-
Acquisition of property, plant & equipment	-	-
Payment of capitalized interest	-	-
Permanent investments	-	-
Other loans to related companies	-	-
Other investment disbursements	-	-
Total net cash flow from investment activities	-	-
NET TOTAL CASH FLOW FOR THE PERIOD	(389.325)	(41.251)
Effect of inflation on cash & cash equivalents	(1.297)	(1.695)
NET CHANGE IN CASH & CASH EQUIVALENTS	(390.622)	(42.946)
Opening balance of cash & cash equivalents	610.599	798.568
CLOSING BALANCE OF CASH & CASH EQUIVALENTS	219.977	755.622

Inversiones Aguas Metropolitanas S.A.

STATEMENT OF CASH FLOWS
As of March 31, 2008 & 2007

	2008 tHcH$	2007 tHcH$
Reconciliation of net flow from operating activities with net income for the period		
Net income for the period	**11.137.248**	**10.062.441**
Result of asset sales	-	-
Gain on sale of property, plant & equipment	-	-
Gain on sale of investments	-	-
Charges (credits) to income not representing cash flows	(11.383.457)	(10.225.102)
Depreciation for the year	1.310	498
Amortization of intangible assets	518	518
Write-offs & provisions	-	-
Accrued income from investments in related companies	(17.205.844)	(16.037.872)
Amortization goodwill	5.819.558	5.822.622
Amortization negative goodwill	-	-
Price-level restatements, net	1.690	1.643
Exchange differences, net	(690)	293
Other credits not representing cash flows	-	(12.804)
Other charges not representing cash flows	1	-
Changes in assets affecting cash flows (increases) decreases	766	1.165.753
Trade accounts receivable	-	1.165.220
Inventories	-	-
Other assets	766	533
Changes in liabilities affecting cash flows increases (decreases)	(143.882)	(1.044.343)
Accounts payable related to operating income	8.835	(955.306)
Interest payable	-	-
Inome tax payable (net)	(50.945)	(34.822)
Other accounts payable related to the non-operating result	17	86
V.A.T. & similar payables (net)	(101.789)	(54.301)
Income (Loss) of the minority interest	-	-
NET CASH FLOW FROM OPERATING ACTIVITIES	**(389.325)**	**(41.251)**

1.- Inscription in the Securities Register

The Company is inscribed in the Securities Register of the Superintendency of Securities and Insurance (SVS) under No.912, and subject to the regulatory authority of that Superintendency

2.- Accounting principles applied

a) Accounting period

These unconsolidated financial statements cover the periods from January 1 to March 31, 2008 and 2007.

b) Preparation

These unconsolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile, as published by the Chilean Institute of Accountants, and the instructions of the Superintendency of Securities and Insurance (SVS), except for investments in subsidiaries which are shown on just one line in the balance sheet at their proportional equity value and have therefore not been consolidated line by line. This treatment does not modify the net income for the period or the equity.

In the event of differences between the accounting principles generally accepted in Chile, as published by the Chilean Institute of Accountants, and the instructions of the SVS, the latter prevail.

These financial statements have been issued only for the purpose of making an individual analysis of the Company and therefore should be read together with the consolidated financial statements, which are required by accounting principles generally accepted in Chile.

c) Presentation

For comparison purposes, the financial statements as of March 31, 2007 and their respective notes have been price-level restated off the books by 8.1%. This percentage corresponds to the variation in the consumer price index over the last twelve months, with a one-month time lag.

Some items of the financial statements of 2006 have been reclassified for comparison purposes.

d) Price-level restatements

The financial statements have been restated through the application of monetary correction rules, in accordance with accounting principles generally accepted in Chile, in order to reflect changes in the purchasing power of the currency in the period between January 1 and March 31, 2008 and 2007, being 0.8% and 0.2% respectively, with a one-month time lag. The balances of income statement accounts were also restated to express them at year-end values.

e) Currency translation

Assets and liabilities in Unidades de Fomento and/or foreign currencies are shown at their respective values and/or exchange rates at each period-end, at the following rates:

	2008 Ch$	2007 Ch$
United States dollar	437.71	539.21
Unidad de Fomento	19,822.53	18,372.97
Euro	690.94	720.00

f) Marketable securities

Investments in mutual funds quotas are shown at their redemption value as of the closing date of the financial statements.

g) Property, plant and equipment

Property, plant and equipment are shown at their restated cost.

h) Depreciation of property, plant and equipment

Depreciation has been calculated using the straight-line method on the restated book values over the remaining useful lives of the respective assets.

i) Intangible assets

These include software shown at its restated cost, in accordance with Technical Bulletin 55 of the Chilean Institute of Accountants.

The software is being amortized over 4 years from its date of acquisition as it is estimated that it will provide benefits over that time.

j) Investments in related companies

The investment in related company with the ability to exercise significant influence over the company in question is shown at its proportional equity value, determined on the basis of their respective financial statements as of March 31, 2008 and 2007. The participation in the results for each period is shown on an accrued basis.

k) Goodwill

Goodwill represents the difference paid over the proportional equity value on the purchase of related companies. Goodwill is amortized over a maximum term of 20 years from the acquisition date because it is believed that this is the period of return of the investment.

l) Income tax and deferred taxes

The Company has provided for income tax on the basis of the net taxable income determined in accordance with the provisions of the Income Tax Law. In accordance with Technical Bulletin No.60 and other instructions from the Chilean Institute of Accountants and those contained in Circular 1,466 of the SVS, the Company records the effects of deferred taxes resulting from timing differences, tax benefits related to tax loss carry-forwards and other events that create differences between the financial and tax treatment of assets and liabilities.

o) Statement of cash flows

The Company considers as cash and cash equivalents the balances held in unrestricted bank checking accounts in local and foreign currencies, marketable securities and investments under repurchase agreements without restriction whose redemption will take place within 90 days from the date the investment was made and that have no risk of significant loss at the time of redemption.

Cash flows from operating activities include normal business revenues and expenses, plus those treated as non-operating in the Statement of Income.

3.- Accounting changes

The accounting principles and criteria described in Note 2 were applied uniformly during the periods 2008 and 2007.

INVERSIONES AGUAS METROPOLITANAS S.A.

Notes to the Financial Statements
As of March 31, 2008 and 2007

4.- Marketable securities

The detail of these as of March 31, 2007 and 2006 is as follows:

Bank	Fund	Qouta price	2008 M$
Banco Sudamericano	Cliper Serie B	1,215.8633	205,222

Composition of the balance

Instruments	Book Value	
	31-03-2008	31-03-2007
Shares		
Bonds		
Mutual fund quotas	205.222	735.499
Investment fund quotas		
Publicly traded notes		
Mortgage funding notes		
Total Marketabl Securities	205.222	735.499

5.- Balances and transactions with related entities

Notes and accounts receivable

Tax No.	Company	Short Term		Long Term	
		31-03-2008	31-03-2007	31-03-2008	31-03-2007
61808000-5	AGUAS ANDINAS S.A. (1)	-	3.993	-	-
77329730-4	INVERSIONES AGUAS DEL GRAN SANTIAGO LTDA. I(EX-INVERSIONES AGUAS DEL GRAN SANTIAGO LTDA. (2)	270.530	-	-	-
TOTAL		270.530	3.993	-	-

(1) The account receivable from Aguas Andinas S.A. corresponds to balances pending of payment statements under technical assistance contracts. The contract is expressed in U.F.

and had a term of 5 years that ended in December 2006, whose payments were made at 90 days without interest.

(2) The account receivable from Inversiones Aguas del Gran Santiago Ltda. (ex Inversiones Aguas del Gran Santiago S.A.) in 2008 relates to reimbursements of expenses, payable at 30 days without interest.

Transactions

Company	Tax No.	Relationship	Transaction	31-03-2008		31-03-2007	
				Amount	Effect on results (charge)/credit)	Amount	Effect on results (charge)/credit)
AGUAS ANDINAS S.A.	61808000-5	Subsidiary	Advice provided	-	-	16.022	-

The materiality criterion for reporting transactions with related entities is amounts over ThCh$ 16,000.

6.- Deferred taxes and income tax

As of March 31, 2008 and 2007, the taxable income and other concepts are as follows:

	2008 ThCh$	2007 ThCh$
a) Accumulated tax losses	(278,937)	(159,733)
b) Balance taxed earnings fund	29,288,877	22,897,177
c) Tax credit of 17% for shareholders	5,989,601	4,689,788

Deferred taxes

INVERSIONES AGUAS METROPOLITANAS S.A.

	31-03-2008				31-03-2007			
	Deferrerd Tax Asset		Deferrerd Tax Liability		Deferrerd Tax Asset		Deferrerd Tax Liability	
	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term
Timing Differences								
Provision for vacations	2.731				1.490			
Investment expenses related company			14.797	155.363			14.804	170.249
Others								
Complementary accounts-net of amortn								
Valuation provision								
Total	2.731		14.797	155.363	1.490		14.804	170.249

Income tax

	31-03-2008	31-03-2007
Current tax charge (provision for tax)	-	-
Tax charge adjustments (previous year)	-	-
Effect on assets or liabilities of deferred tax for the period	3.699	3.701
Tax benefit of tax losses carried forward	47.419	27.155
Effect of amortization of complementary deferred tax asset & liability accounts	-	-
Effect on assets or liabilities of deferred tax due to changes in valuation provision	-	-
Other charges or credits to the account	- 607	- 291
Total	50.511	30.565

7.- Investments in related companies

As of March 31, 2008 and 2007, the investments in related companies were:

Tax No.	Company	Country of origin	Investment control currency	No. of shares	Percentage holding		Equity of company		Result for the period		Accrued result		Equity value
					31-03-2008	31-03-2007	31-03-2008	31-03-2007	31-03-2008	31-03-2007	31-03-2008	31-03-2007	31-03-2008
61808000-5	AGUAS ANDINAS S.A.	CHILE		3 065 744 510	50,10234	50,10234	470 621 812	455 530 983	34 341 398	32 010 225	17 205 844	16 037 872	235 792 540
TOTAL													235 792 540

8.- Goodwil and negative goodwill

Goodwill

Tax No.	Company	31-03-2008		31-03-2007	
		Amount amortized in period	Balance goodwill	Amount amortized in period	Balance goodwill
61808000-5	AGUAS ANDINAS S.A.	5.819.558	267.699.649	5.822.622	291.131.084
TOTAL		5.819.558	267.699.649	5.822.622	291.131.084

9.- Provisions and write-offs

The detail of provisions as of March 31, 2008 and 2007 is as follows:

Current liabilities

	2008 ThCh$	2007 ThCh$
Accrued vacations	15,939	8,763
Accrued services	317,149	189,927
Other personnel benefits	12,663	-
Total	345,751	198,690

The Company made no write-offs during the periods 2008 and 2007.

10.- Changes in shareholders' equity

The movement in the Company's equity during the periods 2008 and 2007 is as follows:

The ordinary shareholders meeting held on April 24, 2007 approved the following:

- Distribute net income of ThCh$8,845,300. This was distributed in cash pro rata to the shareholdings.

The extraordinary shareholders meeting held on April 24, 2007 approved the following:

- Reduce capital by ThCh$19,512,800, formalized by a capital amendment deed dated May 28, 2007. The payment was made on July 25, 2007.

The board meeting held on September 26, 2007 agreed the following:

- Distribute ThCh$14,530,000 as an interim dividend against the net income for 2007. This was paid in cash pro rata to the shareholdings on Octobre 25, 2007.

Other reserves:

On August 31, 2007, Aguas Cordillera S.A. was dissolved by the gathering of all the shares in the hands of Aguas Cordillera S.A. (ex Comercial Orbi II S.A.). The two companies were merged on September 1, 2007, as established in Technical Bulletin 72 of the Chilean institute of Accountants, combination of companies under common control based on the unification of interests method, generating in shareholders' equity ThCh$6,725,927 (historic pesos), of which Aguas Andinas S.A. showed 99.99003% in Other reserves, equivalent to its shareholding in Aguas Cordillera S.A.. Inversiones Aguas Metropolitanas S.A. therefore recorded in Other reserves the equity variations produced in the subsidiary Aguas Andinas S.A.; this amount, restated as of March 31, 2008, is ThCh$3,471,188.

INVERSIONES AGUAS METROPOLITANAS S.A.

Notes to the Financial Statements
As of March 31, 2008 and 2007

In 2006 also, increases were made in holding in subsidiaries of Aguas Andinas S.A. which generated an effect in Other reserves in Inversiones Aguas Metropolitanas S.A. for ThCh$3,280.

2008

	31-03-2008								
	Paid capital	Reserve restatement of capital	Share premium	Other reserves	Reserve future dividends	Accumulated results	Interim dividends	Development period deficit	Result for the period
Initial balance	475.181.646	-		3.446.893		62.089 -	14.849.660		24.531.649,00
Distribution previous year's result	-	-				9.681.989	14.849.660		- 24.531.649
Final dividend previous year	-					-			
Capital increase	-					-			
Capitalization reserve &/or earnings	-	-		-					
Accumulated deficit development period	-	-							
Reduction of capital	-	-							
Reserves Technical Bulletin 72	-			-					
Restatement of capital	-	3.801.453		27.575		77.952	-		-
Result for the period	-					-			11.137.248
Interim dividends	-					-	-		
Closing balance	475.181.646	3.801.453		3.474.468		9.822.030	-		11.137.248
Balances restated									

Changes in shareholders' equity

2007

	31-03-2007								
	Paid capital	Reserve restatement of capital	Share premium	Other reserves	Reserve future dividends	Accumulated results	Interim dividends	Development period deficit	Result for the period
Initial balance	461.826.633	-		3.028		303.944 -	14.076.468		22.617.984
Distribution previous year's result						8.541.516	14.076.468		- 22.617.984
Final dividend previous year						-			
Capital increase									
Capitalization reserve &/or earnings	-	-							
Accumulated deficit development period									
Reduction of capital	-								
Reserves Technical Bulletin 72				-					
Restatement of capital	-	923.653,00		6		17.691	-		-
Result for the period									9.308.456
Interim dividends							-		
Closing balance	461.826.633	923.653		3.034		8.863.151	-		9.308.456
Balances restated	499.234.590	998.469		3.280		9.581.066	-		10.062.441

Number of shares

Series	No. shares subscribed	No. shares paid	No. shares with voting rights
Sole	1.000.000.000	1.000.000.000	1.000.000.000

Capital (ThCh$)

Series	Subscribed capita	Paid capital
Sole	475.181.646	475.181.646

11.- Price-level restatements

The detail of price-level restatements credited (charged) to income is as follows:

INVERSIONES AGUAS METROPOLITANAS S.A.

ASSETS (CHARGES) / CREDITS	Indexation unit	31-03-2008	31-03-2007
PROPERTY, PLANT & EQUIPMENT	CPI	258	31
INVESTMENTS IN RELATED COMPANIES	CPI	1.734.815	423.540
GOODWILL	CPI	2.170.787	592.722
OTHER MONETARY ASSETS	CPI	155	117
OTHER NON-MONETARY ASSETS	CPI	0	0
EXPENSE & COST ACCOUNTS	CPI	675	-49
TOTAL (CHARGES) CREDITS		3.906.690	1.016.361

LIABILITIES (CHARGES) / CREDITS			
SHAREHOLDERS' EQUITY	CPI	-3.906.980	-1.017.599
MONETARY LIABILITIES	UF	0	-31
NON-ONETARY LIABILITIES	CPI	-1.381	-376
REVENUE ACCOUNTS	CPI	-19	2
TOTAL (CHARGES) CREDITS		-3.908.380	-1.018.004
(LOSS) GAIN FROM PRICE-LEVEL RESTATEMENTS		**-1.690**	**-1.643**

12.- Exchange differences

ASSETS (CHARGES) / CREDITS	Moneda	31-03-2008	31-03-2007
CASH & BANKS	DOLLAR	-54	74
MARKETABLE SECURITIES	EURO	-25	449
SUNDRY DEBTORS	EURO	-3	53
Total (Charges) Credits		**-82**	**576**

LIABILITIES (CHARGES) / CREDITS			
ACCOUNTS PAYABLE	DOLLAR	153	-6
ACCOUNTS PAYABLE RELATED COMPANIES	EURO	230	-860
WITHHOLDINGS	DOLLAR	389	-3
WITHHOLDINGS	EURO	0	0
Total (Charges) Credits		**772**	**-869**
(Loss) Gain from exchange differences		**690**	**-293**

13.- Statement of cash flows

Cash equivalents in the statement of cash flows consist of financial investments including marketable securities and time deposits of up to 90 days from investment date. The detail is as follows:

INVERSIONES AGUAS METROPOLITANAS S.A.

	2008 ThCh$	2007 ThCh$
Cash & banks	14,755	20,123
Marketable securities	205,222	735,499
	------------	------------
Balance of cash & cash equivalents	219,977	755,622

There were no cash flows committed by the Company as of March 31, 2008 and 2007.

14.- Contingencies and restrictions

As of March 31, 2008 and 2007, no performance bonds have been given to third parties

15.- Guarantees received from third parties

As of March 31, 2008, Inversiones Aguas Metropolitanas S.A. has received no guarantees from third parties.

16.- Local and foreign currency

The Company shows the following assets and liabilities in local and foreign currencies as of March 31, 2008 and 2007.

Assets

File No. 82-35046

INVERSIONES AGUAS METROPOLITANAS S.A.

Notes to the Financial Statements
As of March 31, 2008 and 2007

	Currency	Amount 31-03-2008	Amount 31-03-2007
Current assets			
CASH & BANKS	NON-INDEXED CH$	14.396	14.289
CASH & BANKS	DOLLAR	359	5.834
MARKETABLE SECURITIES	NON-INDEXED CH$	205.222	735.499
SUNDRY DEBTORS	NON-INDEXED CH$	6.175	7.546
SUNDRY DEBTORS	EURO	2	156
SUNDRY DEBTORS	DOLLAR	45	1.176
NOTES RECEIVABLE RELATED COMPANIES	NON-INDEXED CH$	270.530	3.993
RECOVERABLE TAXES	INDEXED CH$	47.419	126.579
PREPAID EXPENSES	INDEXED CH$	4.875	0

Property, plant & equipment			
NET PROPERTY, PLANT & EQUIPMENT	INDEXED CH$	25.698	7.630

Other assets			
INVESTMENTS IN RELATED COMPANIES	INDEXED CH$	235.792.540	228,231.682
GOODWILL	INDEXED CH$	267.699.649	291,131.084
INTANGIBLE ASSETS NET	INDEXED CH$	5.007	7.080

Total Assets			
	NON-INDEXED CH$	**496.323**	**761.327**
	DOLLAR	**404**	**7.010**
	EURO	**2**	**156**
	INDEXED CH$	**503.575.188**	**519.504.055**

Liabilities

	Currency	Up to 90 days 31-03-2008 Amount	Avrge.interest rate p.a.	31-03-2007 Amount	Avrge.interest rate p.a.	90 dats to 1 year 31-03-2008 Amount	Avrge.interest rate p.a.	31-03-2007 Amount	Avrge.interest rate p.a.
ACCOUNTS PAYABLE	NON-INDEXED CH$	4.199		6.006		0		0	
SUNDRY CREDITORS	NON-INDEXED CH$	4.121		4		0		0	
PROVISIONS	NON-INDEXED CH$	345.751		198.690		0		0	
WITHHOLDINGS	NON-INDEXED CH$	10.736		4.439		0		0	
INCOME TAX	NON-INDEXED CH$	0		0		122.836		0	
DEFERRED TAXES	INDEXED CH$	3.699		3.328		8.367		9.986	
TOTAL CURRENT LIABILITIES									
	NON-INDEXED CH$	364.807		209.139		122.836		0	
	INDEXED CH$	3.699		3.328		8.367		9.986	

Long-Term Liabilities at 31.03.2008

	Currency	1 to 3 years Amount	Avge. int. rate p.a.	3 to 5 years Amount	Avge. int. rate p.a.	5 to 10 years Amount	Avge. int. rate p.a.	Over 10 years Amount	Avge. int. rate p.a.
DEFERRED TAXES	INDEXED CH$	29.593		29.593		73.983		22.194	
TOTAL LONG-TERM LIABILITIES									
	INDEXED CH$	**29.593**		**29.593**		**73.983**		**22.194**	

	Currency	1 to 3 years Amount	Avge. int. rate p.a.	3 to 5 years Amount	Avge. int. rate p.a.	5 to 10 years Amount	Avge. int. rate p.a.	Over 10 years Amount	Avge. int. rate p.a.
DEFERRED TAXES	INDEXED CH$	29.609		29.609		74.021		37.010	
TOTAL LONG-TERM LIABILITIES									
	INDEXED CH$	**29.609**		**29.609**		**74.021**		**37.010**	

17.- Sanctions

Neither the Company, its directors nor its management have been sanctioned by the Superintendency of Securities and Insurance or any other administrative authority as of March 31, 2008 and 2007.

18.- Subsequent events

The ordinary shareholders meeting was held on April 11, 2008 at which the following resolutions were adopted:

a) The annual report, balance sheet, financial statements and report of the external auditors for the year ended December 31, 2007 were approved.

b) Agreed to distribute 100% of the net income for 2007, payable from May 29, 2008.

On April 11, 2008, an extraordinary shareholders meeting agreed to reduce the capital by Ch$ 23,242,400,000 to an amount of ThCh$ 451,939,245,726. Consequently, it was agreed to distribute to shareholders, pro rata to their shareholdings, the sum of Ch$23,242,400,000 against the capital reduction, paying the sum of Ch$23.2424 per share.

At the date of issue of these financial statements, the Company's management is unaware of other subsequent events that might significantly affect the Company's financial position and/or results as of March 31, 2008.

19.- The Environment

Inversiones Aguas Metropolitanas S.A. has made no disbursements on environmental projects during the periods ended March 31, 2008 and 2007.

****



File No. 82-35046



Santiago, april 2, 2008

Mr Guillermo Larrain Ríos
Superintendent of Securities and Insurance
Santiago

Ref.: Circular 1375.

Dear Sir,

In accordance with Section II.1, letters l) and m), of Circular 1375 of the Superintendency, I inform you of the following:

As of march 31, 2008, Inversiones Aguas Metropolitanas S.A. has (i) for the ADR 144-A program, one (1) registered holder which is CEDEFAST – DTC ("Caja de Valores") with 2,135,278 ADRs, and (ii) for the ADR Reg S program, one (1) registered holder which is CEDEFAST – DTC, with 5,044,690 ADRs. The above appears in a report sent by The Bank of New York (the depositary bank).

Yours sincerely,

Marta Colet Gonzalo
Chief Executive Officer
Inversiones Aguas Metropolitanas S.A.



File No. 82-35046



Santiago, April 14, 2008

Superintendent of Securities and Insurance
Santiago

REF.: Forms requested in Circular No.660

Dear Sir,

As requested in Circular 660 of the Superintendency, I send you:

1. Form No.1 with respect to the payment of the final dividend No.8 of Ch$9.7429 per share, corresponding to the net income for 2007.

Yours sincerely,

Marta Colet Gonzalo
Chief Executive Officer
Inversiones Aguas Metropolitanas S.A.



File No. 82-35046

(sent to the SVS on 14-04-2008)

INTERNAL USE : SVS RECEPTION OFFICE.

....

FORM No.1

DIVIDEND DISTRIBUTION

0.01 Original information **YES** (YES/NO) 0.02 Date sent **14/04/2008** (D/M/Y)

1. IDENTIFICATION OF THE COMPANY AND MOVEMENT

1.01 Tax No. : **77.274.820-5** 1.02 Date of sending Original form **14/04/2008** (D/M/Y)

1.03 Name of company **INVERSIONES AGUAS METROPOLITANAS S.A.**

1.04 Securities Register No. : **0912** 1.05 Series affected : **SOLE**

1.06 Exchange code : **IAM** 1.07 Movement: **8**

2. RESOLUTION AMOUNT OF DIVIDEND

2.01 Resolution date : **11/04/2008** (D/M/Y)

2.02 Origin of resolution : **2** (1: Ordinary shareholders meeting; 2: Extraordinary shareholders meeting; 3: Board meeting).

2.03 Amount of dividend : **Ch$ 9,742,900,000.** 2.04 Currency : **Ch$ PESOS**

3. SHARES AND SHAREHOLDERS WITH RIGHT

3.01 Number of shares: **1,000,000,000.** 3.02 Limit date : **23/05/08** (D/M/Y)

4. NATURE OF DIVIDEND

4.01 Type of dividend : **3** (1: Interim; 2: Final minimum obligatory; 3: Final additional or eventual)

4.02 Closure of Year : **31/12/2007** (D/M/Y)

4.03 Form of payment : **1** (1: Cash; 2: Option of cash or shares of own issue; 3: Option of cash or shares in other companies; 4:Other method).

5. PAYMENT OF CASH DIVIDEND (whether in cash or cash or shares option)

5.01 Payment in cash : **Ch$ 9.7429** per share 5.02 Currency : PESOS

5.03 Date of payment : **29/05/2008** (D/M/Y)





April 23, 2008

Mr Guillermo Larraín
Superintendent of Securities and Insurance
Santiago

Ref. Copy Minutes Ordinary and Extraordinary Shareholders Meetings

Dear Sir,

In accordance with General Rule No.30, section II, of the Superintendency, I enclose duly certified copies of the minutes the Company's last ordinary and extraordinary shareholders meetings.

Yours sincerely,

Marta Colet
Chief Executive Officer

MINUTES
THIRD ORDINARY SHAREHOLDERS MEETING
OF
INVERSIONES AGUAS METROPOLITANAS S.A.

In Santiago, Chile, on April 11, 2008 the third ordinary shareholders meeting of the Company was held at 10 a.m. at Avenida Presidente Balmaceda 1398, 10th floor.

The meeting was presided by Joaquín Villarino, vice chairman of the board, and Sebastián Oddó acted as secretary.

The chairman opened the meeting by cordially welcoming the shareholders and thanking them for their attendance.

He then indicated that the secretary would read and inform on the different formalities that have to be met for the holding of this meeting.

Notification Formalities

The secretary said that the following formalities had been complied with for the holding of this meeting:

1.- The meeting was called by the board of the Company at its meeting held on February 29, 2008.

2.- The holding of the meeting was reported to the Superintendency of Securities and Insurance, the Santiago Stock Exchange, the Valparaiso Stock Exchange and the Chilean Electronic Exchange by letter dated March 20, 2008.

3.- On March 24, 2008, a letter of notification was sent to every shareholder at the address registered with the Company, containing a reference to the matters to be considered at the meeting.

4.- The notices calling this meeting were published in El Mercurio newspaper on March 25, 26 and 27, 2008. He left on record that, in accordance with the resolution agreed at the 2nd ordinary shareholders meeting of the Company, notices for calling meetings and other matters addressed to shareholders, should be published in El Mercurio newspaper of Santiago.

5.- Information relating to the matters for consideration at the meeting has been made available to shareholders at the Company's offices during the 15 days prior to the holding of the meeting.

6.- In accordance with clause 62 of the Corporations Law 18,046, only shareholders inscribed in the shareholders register five business days prior to this date may participate to speak and vote at this meeting.

Record of Attendance

The secretary stated that, according to the record of attendance, the following shareholders attended the meeting for their own part or in representation of shareholders:

Shareholder	Series	Own	Represented	Total
....	Sole	....		

Consequently, shareholders personally or in representation attended the meeting representing 888,678,702 shares, which represents 88.8% of the 1,000,000,000 shares of the Company issued and paid at that date.

Therefore, in accordance with clause 61 of the Corporations Law and clause 18 of the bylaws, there existed a sufficient quorum for holding this ordinary shareholders meeting.

Representative of the Superintendency of Securities and Insurance

After consultation at the meeting, nobody identified themselves as representing the Superintendency of Securities and Insurance.

Representatives of the Pension Fund Management Companies

The secretary said that, as representatives of the pension fund management companies have attended, they should always pronounce on matters submitted for consideration by the meeting, in accordance with clause 45 of DL 3500. Their votes shall be recorded in the corresponding minutes. It was noted that Andrés Valenzuela attended on behalf of A.F.P.Capital.

Proxies

Regarding the proxies presented to attend this ordinary shareholders meeting, these are correct and conform to law in accordance with clause 63 onward of the Corporations Regulations.

Signing of the Minutes

As stipulated in clause 72 of Law 18,046, the minutes of this meeting should be signed by the chairman, secretary and three shareholders elected by the meeting. In accordance with the final paragraph of clause 74 of the Corporations Regulations, in the event that scrutiny minutes are raised, the document in which these appear should also be signed by the said three shareholders.

Accordingly, and in accordance with Circular 1291 of the Superintendency of Securities and Insurance, the secretary proposed to the meeting the following names of shareholders present so that at least three of them sign the minutes together with the chairman and secretary in order to carry out this task quickly.

- Giovano Suazo, on behalf of Inversiones Aguas de Santiago Ltda.
- Carlos Gaete, for himself

- Carlos Calderón, for himself
- Victor Rivera, for himself
- Herman Chadwick, for himself
- Andrés Valenzuela, on behalf of AFP Capital.

The shareholders were invited to comment on this point.

The shareholders approved that the minutes of this meeting be signed by any three of the shareholders mentioned.

Voting system

A voting system was proposed whereby only dissenting votes cast orally against matters proposed would be recorded. Consequently, if there were no dissenting votes, the matters submitted to the votes of the shareholders should be understood to be approved unanimously.

The shareholders approved the proposed voting system.

Constitution of the meeting

The chairman said that, with respect to the statements of the secretary relating to compliance with the formalities required for the valid holding of this meeting and there being a quorum greater than that required by law and the bylaws for holding such meeting, this ordinary shareholders meeting should be declared constituted.

Agenda

The meeting was informed, as advised in the notices sent to shareholders and in the publications made for this purpose, that the meeting should pronounce on the following matters:

1.- The external auditors report, annual report, balance sheet and financial statements for the year 2007.
2.- Distribution of net income and of dividends for the year 2007.
3.- The Company's dividend policy.
4.- Appointment of independent external auditors for the year 2008.
5.- Appointment of credit-rating agencies for the year 2008.
6.- Report on transactions as referred to in clause 44 of Law 18,046.
7.- Directors' remuneration for the year 2008.
8.- Directors' expenses for 2008.
9.- Directors' Committee remuneration and expenses for 2008.
10.- Acitivies and expenses of the Directors' Committee for the year 2007.
11.- Santiago newspaper for the publication of notices of meetings, dividend distributions and other information addressed to shareholders and the public in general.

The chairman then commented on the most relevant aspects of 2007. He referred to the market performance of the Company's shares, noting that despite the business scenario, the accumulated return on the share had been favorable and the volume traded had increased significantly.

With repect to the performance of Aguas Andinas and its subsidiaries, last year was characterized by the strengthening of its financial position and the positive trend in its results, enabling it to maintain an attractive level of distrbution to our shareholders. A series of actions were also taken to guarantee the safety of supplies, the continuous improvement of service standards and the development of projects that reflect the environmental vocation and innovative capacity of our group of companies.

He said finally that 2007 had been a good year, thus strengthening the company for facing the challenges and opportunities of 2008.

The chairman then said that Mrs Marta Colet, the company's chief executive, would explain certain matters related to its management and administration last year.

Her presentation began with a general evaluation of the year, stating the principal management highlights, stressing the performance of the share price despite the business scenario, the investments and cleaning-up plan, non-regulated businesses and IAM's financial performance.

She then referred to the company's financial statements which were detailed in the Annual Report provided to all those attending.

She concluded by saying that 2007 was notable for the consolidation of the IAM share, the positive results, the strengthening of the financial position, the significant increase in the non-regulated business activity and the important achievements in operations, particularly the progress of the cleaning-up plan. All this constituted a solid position for facing the challenges to be faced in the short and medium term.

The items on the meeting's agenda were then discussed.

1.- Situation of the Company, report of the external auditors, annual report, balance sheet and financial statements for the year 2007.

The shareholders were informed that the Company's external auditors, Deloitte, by its report dated January 29, 2008, signed by that firm's partner, Amelia Hernández, stated that the Company's unconsolidated and consolidated financial statements presented reasonably in all significant aspects the financial situation as of December 31, 2007.

The Company's annual report, balance sheet and financial statements for the year 2007 were then submitted for the consideration of the shareholders.

The annual report, balance sheet and financial statements for the year 2007 submitted for their consideration were approved unanimously. It was noted in the miinutes that the representative of the AFP present gave his consenting vote and that the votes of the ADS holders were in the respective letters sent by the depositary bank, The Bank of New York, for the meeting.

As a result of having approved the balance sheet for the year 2007, and in accordance with clause 10 of the Corporations Law, it was noted that the paid capital of the Company was Ch$475,181,645,726.

2.- Distribution of net income and of dividends for the year 2007.

As informed by the chief executive, it was proposed to the meeting the distribution of 100% of the net income of the Company for the year 2007, amounting to Ch$24,530,539,078.

As agreed by the board at the time, an interim dividend amounting to Ch$14,530,000,000 was distributed on October 25, 2007, equivalent to 59.23% of the net income for the year. That amount, restated as of December 31, 2007, amounted to Ch$14,849,660,000.

Having distributed the interim dividend mentioned, the total net income for the year proposed for distribution amounted to Ch$9,680,879,078, plus Ch$62,020,922 against retained earnings. This meant that the Company's next dividend would amount to Ch$9.7429 per share, payable from May 29, 2008.

The methods of payment would be:

1.- Payment via bank deposit (checking, savings and/or sight accounts held by the shareholder) for all those who have requested this in writing to DCV Registros S.A. as the registrar of INVERSIONES AGUAS METROPOLITANAS S.A., at least 5 business days prior to the close of the date of payment of the dividend. Should the bank checking accounts indicated by the shareholders be objected to by the corresponding banks, the dividend shall be paid as indicated in point 3 below.

2.- Payment by nominative check or bankers draft sent by registered post to the shareholder's domicile recorded in the shareholders register, to all those who have so requested in writing to DCV Registros S.A. as the registrar of INVERSIONES AGUAS METROPOLITANAS S.A., at least 5 business days prior to the close of the date of payment of the dividend. Should the checks or bankers drafts be returned by the post office to DCV Registros S.A., these shall remain in its custody until they are collected or requested by the shareholers.

3.- Payment by check or bankers draft which may be obtained at the offices of DCV Registros S.A. as the registrar of INVERSIONES AGUAS METROPOLITANAS S.A., or at the bank and its branches determined for this purpose. This shall be notified in the notice published regarding the payment of dividends.

If the proposed distribuition is apprtoved by the meeting, the Company's equity accounts would remain as follows

Paid capital	Ch$475,181,645,726.
Other reserves	Ch$ 3,446,892,764
Retained earnings	Ch$ 1,177,274
Equity	Ch$478,629,715,764

Shareholders were invited to comment and the distribution of the net income for the year, the distribution of dividends and the procedures for payment, as described above, were proposed to the meeting.

Consequently, the distribution of the net income for the year, the distribution of dividends and the procedures for payment were approved unanimously. It was noted in the minutes that the representative of the AFP present gave his consenting vote and that the votes of the ADS holders were in the respective letters sent by the depositary bank, The Bank of New York, for the meeting.

3.- Company's dividend policy

As required by Circular 687 of the Superintendency of Securities and Insurance, the meeting was informed that the Company'd dividend policy is set out in its bylaws. This basically consists of distributing 30% of the net income distributable for the year except with the unanimous agreement of the shareholders to distribute a smaller percentage. However, should the distributions of dividends or capital received in cash by the Company from its subsidiary Aguas Andinas S.A. during that year, less operating and non-operating expenses and provisions for the year, as required by applicable accounting standards, is an amount that exceeds 30%, the Company may then distribute that excess as an additional dividend within 60 business days of the respective ordinary shareholders meeting, up to the total amount of the net distributable income for the year, unless that meeting with the consent of two-thirds of the issued shares with voting rights agrees to distribute a lesser amount, which in no event may be less than the mentioned 30%.

The board had not so far contemplated the distribution of interim dividends. However, if during the current year the board should consider it, it should report this as material information to the Superintendency of Securities and Insurance in accordance with its Circular 687.

The meeting was informed that there were no covenants with financial or other creditors nor agreements to capitalize earnings that in any way restricted the above dividend policy.

The meeting was invited to comment on this dividend policy.

It was recorded that compliance had been made with the obligation to inform the ordinary shareholders meeting of the Company's dividend distribution pñolicy.

4.- Appointment of independent external auditors to examine the accounting, inventories, balance sheet and other financial statements of the Company for the year 2008

The meeting was informed that it should appoint external auditors in order to examine the accounting, inventories, balance sheet and other financial statements of the Company for the year 2008. The board, in accordance with the suggestion made by the Directors' Committee, agreed to propose to the meeting the appointment of Deloitte as the external auditors.

The shareholders were invited to comment.

It was approved, with the dissenting vote of 615,993 shares represented by Banco Itaú, that the firm of independent external auditors, Deloitte, examine the accounting, inventories, balance sheet and other financial statements of the Company for the year 2008, with the obligation to report in writing to the next ordinary shareholders meeting on compliance with its mandate. It was noted in the minutes that the representative of the AFP present gave his consenting vote and that the votes of the ADS holders were in the respective letters sent by the depositary bank, The Bank of New York, for the meeting.

5.- Appointment of credit-rating agencies.

The ordinary shareholders meeting should appoint the credit-rating agencies for the Company's securities. The board, in accordance with the suggestion made by the Directors' Committee, agreed to propose to the meeting the appointment of Humphreys Limitada and Feller-Rate, in view of their reputation and prestige in the sector.

The shareholders were invited to comment.

It was approved, with the dissenting vote of 615,993 shares represented by Banco Itaú, that the firms Humphreys Limitada and Feller-Rate be appointed as credit-rating agencies for the securities of the Company. It was noted in the minutes that the representative of the AFP present gave his consenting vote and that the votes of the ADS holders were in the respective letters sent by the depositary bank, The Bank of New York, for the meeting.

6.- Report on the transactions referred to in clause 44 of Law 18,046.

It was reported to the meeting that the board, based on a favorable report by the Directors' Committee, approved the signing of the contract for the operation and maintenance of the La Farfana sewage treatment plant. Its purpose is to operate and maintain the La Farfana sewage treatment plant of Aguas Andinas S.A., a subsidiary of Inversiones Aguas Metropolitanas S.A., including all aspects of a correct management of the operation and maintenance of the plant, from the regulation of flows at the La Farfana discharge point to the disposal of the waste generated at its final destination, all on the conditions set out in the tender bases and other contract documents.

The contract was signed on the basis of a series of unit prices, for an estimated amount of UF2,774,994.4 plus VAT and has a term of 60 months from October 1, 2007, and may be extended for consecutive periods of 60 months.

The contract arose from an international public tender, as required by clause 67 of the Sanitary Services General Law 382/88, called by Aguas Andinas S.A.

9 companies acquired the tender bases, the following submitting final offers: Cadagua S.A., Omnium de Traitment et de Valorisation S.A. (OTV) and a consortium formed by Degrémont S.A. and Sociedad General de Aguas de Barcelona S.A. (Agbar), the last two named being companies related to Aguas Andinas S.A.. The consortium finally received the best technical and economic qualifications.

In order to sign the contract, Degrémont and Agbar, through its subsidiary in Chile Agbar Conosur Ltda., constituted a company called Empresa Depuradora de Aguas Servidas Ltda. (EDAS). The directors of Aguas Andinas, Joaquín Villarino and Marta Colet, were appointed as directors of EDAS. Mr Villarino is also a director of this Company.

The signing of this contract with EDAS was therefore an operation of the kind contemplated in clause 44 of the Corporations Law 18,046.

There being no comments in this respect, it was requested to record in the minutes of this meeting that compliance was given with the obligation to inform the ordinary shareholders meeting of this matter.

7.- Set the directors' remuneration for the year 2008

The chairman said that in accordance with paragraph 1 of clause 33 of Law 18,046, the meeting should set the remuneration of the directors for this year. The following was proposed to the meeting:

Fixed remuneration: UF100 monthly for the chairman; UF80 monthly for the vice chairman, and UF60 monthly for the directors and their alternates.

Attendance at meetings: UF140 for the chairman, UF100 for the vice chairman, and UF60 for directors, alternate directors receiving UF60 only when replacing a director.

The shareholders were invited to comment.

The above directors' remuneration was approved unanimously for the year 2008. It was noted in the miinutes that the representative of the AFP present gave his consenting vote and that the votes of the ADS holders were in the respective letters sent by the depositary bank, The Bank of New York, for the meeting.

8.- Directors' expenses for the year 2007

In accordance with clause 39 of Law 18,046, the chairman informed the meeting that the board incurred expenses of UF2,555.97 during 2007.

It was recorded that compliance was given with the obligation to report to the ordinary shareholders meeting the expenses incurred by the board during 2007.

9.- Set the remuneration and expenses of the Directors' Committee for 2008

The chairman said that, in accordance with clause 50 bis of Law 18,046, the meeting should set the remuneration of the Directors' Committee to be constituted that year, and its expense budget for 2008. The following was proposed:

Fixed monthly remuneration	UF 25
Remuneration for attending meetings	UF 25

The proposed annual budget for the Committee is UF 1,000.

Shareholders were invited to comment.

The above Directors' Committee remuneration was approved unanimously for the year 2008, together with the annual budget for the functioning of the Committee, of UF 1,000. It was noted in the minutes that the representative of the AFP present gave his consenting vote and that the votes of the ADS holders were in the respective letters sent by the depositary bank, The Bank of New York, for the meeting.

10.- Activities and expenses of the Directors' Committee during 2007.

In order to comply with clause 50 bis of Law 18,046, the meeting was informed of the principal activities carried out by the Directors' Committee during 2007:

1.- Examination of the reports of the external auditors, the balance sheet and other financial statements of Inversiones Aguas Metropolitanas S.A. for the year ended December 31, 2006.

2.- Proposal to the board of the external auditors and credit-rating agencies for the year 2007.

3.- Examination of the reports of the external auditors, the balance sheet and other financial statements of Inversiones Aguas Metropolitanas S.A. prepared quarterly and semi-annually for inclusion in the official accounts sent to the Superintendency of Securities and Insurance.

4.- Examine the remuneration systems and compensation plans of the Company's managers and senior executives.

5.- Examine the information relating to the operation and maintenance contract for the La Farfana sewage treatment plant signed between Aguas Andinas S.A. and Empresa Depuradora de Aguias Servidas Limitada (EDAS), a transaction of the kind referred to in clause 44 of Law 18,046.

6.- Examine the details related to the distribution of earnings and reduction of capital of the Company.

7.- Examine the details of the company's interim dividend distribution.

The annual budget of UF 1,000 for the Directors' Committee set by the ordinary shareholders meeting in 2007 was not used.

11.- Determination of the Santiago newspaper for publishing notices of shareholders meetings and dividend distributions.

The chairman indicated that having evaluated the circulation of the different newspapers of the corporate domicile, the public to which they are directed and the costs of publication, the board has agreed to propose to the sharteholders meeting that El Mercurio newspaper be designated for the publication of notices of shareholders meetings, dividend distributions and other information addressed to the shareholders.

The shareholders were invited to comment on this point.

The designation of El Mercurio newspaper for the publication of notices of shareholders meetings, dividend distributions and other information addressed to the shareholders was approved unanimously. It was noted in the minutes that the representative of the AFP present gave his consenting vote and that the votes of the ADS holders were in the respective letters sent by the depositary bank, The Bank of New York, for the meeting.

The chairman also informed the meeting that the board had agreed to designate Diario Financiero newspaper for the publication of the Company's balance sheet and financial statements.

12.- Other matters of corporate interest and reserved for the meeting.

The chairman invited shareholders to comment on any other matter of corporate interest and which is reserved for the ordinary shareholders meeting. No matters were raised.

Compliance with agreements and recording in public deed

The chairman proposed that the resolutions adopted at this meeting be effective as soon as the minutes are signed the persons designated for this purpose and that Mrs Marta Colet and Mr Joaquín Villarino be authorized so that jointly or individually they may record in a public deed, if necessary, the pertinent parts of the minutes of this meeting.

The shareholders were invited to comment on this point.

The shareholders unanimously approved that the resolutions adopted at this meeting be effective as soon as the minutes are signed by the persons designated for this purpose and that Mrs Marta Colet and Mr Joaquín Villarino be authorized so that jointly or individually they may record in a public deed, if necessary, the pertinent parts of the minutes of this meeting. It was also noted that the representative of the AFP present in the room gave his consent and that the voting of the ADS holders appeared in the respective letters sent by the depositary bank, The Bank of New York, for this meeting.

There being no other matters to be considered, the chairman thanked the shareholders for thei attendance and closed the 3rd ordinary shareholders meeting of Inversiones Aguas Metropolitanas S.A. at 10.55 a.m.

Marta Colet, as the chief executive officer of Inversiones Aguas Metropolitanas S.A., certifies that these minutes are a faithful copy of the original.

MINUTES
FIFTH EXTRAORDINARY SHAREHOLDERS MEETING
OF
INVERSIONES AGUAS METROPOLITANAS S.A.

In Santiago, Chile, on April 11, 2008 the fifth extraordinary shareholders meeting of the Company was held at 11 a.m. at Avenida Presidente Balmaceda 1398, 10th floor.

The meeting was presided by Joaquín Villarino, vice chairman of the board, and Sebastián Oddó acted as secretary.

The chairman cordially welcomed the shareholders and their representatives, thanking them for their attendance.

He then indicated that the secretary would read and inform on the different formalities that have to be met for the holding of this meeting.

Notification Formalities

The secretary said that the following formalities had been complied with for the holding of this meeting:

1.- The meeting was called by the board of the Company at its meeting held on February 29, 2008.

2.- The notification of the meeting was reported to the Superintendency of Securities and Insurance, the Santiago Stock Exchange, the Valparaiso Stock Exchange and the Chilean Electronic Exchange by letter dated March 20, 2008.

3.- On March 24, 2008, a letter of notification was sent to every shareholder at the address registered with the Company, containing a reference to the matters to be considered at the meeting.

4.- The notices calling this meeting were published in El Mercurio newspaper on March 25, 26 and 27, 2008. He left on record that, in accordance with the resolution agreed at the 2nd ordinary shareholders meeting of the Company, notices for calling meetings and other matters addressed to shareholders, should be published in El Mercurio newspaper of Santiago.

5.- Information relating to the matters for consideration at the meeting has been made available to shareholders at the Company's offices during the 15 days prior to the holding of the meeting.

6.- In accordance with clause 62 of the Corporations Law 18,046, only shareholders inscribed in the shareholders register five business days prior to this date may participate to speak and vote at this meeting.

Presence of Notary Public

The presence was recorded of Mrs Verónica Torrealba, alternate to the Santiago notary Iván Torrealba, as the matters proposed for approval require the presence of a notary public, in accordance with clause 57 of the Corporations Law 18,046.

Record of Attendance

The secretary stated that, according to the record of attendance, the following shareholders attended the meeting for their own part or in representation of shareholders:

Shareholder	Series	Own	Represented	Total
....	Sole	....		

Consequently, shareholders personally or in representation attended the meeting representing 888,678,702 shares, which represents 88.8% of the 1,000,000,000 shares of the Company issued and paid at that date.

Therefore, in accordance with clause 61 of the Corporations Law and clause 18 of the bylaws, there existed a sufficient quorum for holding this extraordinary shareholders meeting.

Representative of the Superintendency of Securities and Insurance

After consultation at the meeting, nobody identified themselves as representing the Superintendency of Securities and Insurance.

Representatives of the Pension Fund Management Companies

The secretary said that, as representatives of the pension fund management companies have attended, they should always pronounce on matters submitted for consideration by the meeting, in accordance with clause 45 of DL 3500. Their votes shall be recorded in the corresponding minutes. It was noted that Andrés Valenzuela attended on behalf of A.F.P.Capital.

Proxies

Regarding the proxies presented to attend this extraordinary shareholders meeting, these were correct and conform to law in accordance with clause 63 onward of the Corporations Regulations.

Signing of the Minutes

As stipulated in clause 72 of Law 18,046, the minutes of this meeting should be signed by the chairman, secretary and three shareholders elected by the meeting. In accordance with the final paragraph of clause 74 of the Corporations Regulations, in the event that scrutiny minutes are raised, the document in which these appear should also be signed by the said three shareholders.

Accordingly, and in accordance with Circular 1291 of the Superintendency of Securities and Insurance, the secretary proposed to the meeting the following names of

shareholders present so that at least three of them sign the minutes together with the chairman and secretary in order to carry out this task quickly.

- Giovano Suazo, on behalf of Inversiones Aguas de Santiago Ltda.
- Carlos Gaete, for himself
- Carlos Calderón, for himself
- Victor Rivera, for himself
- Herman Chadwick, for himself
- Andrés Valenzuela, on behalf of AFP Capital.

The shareholders were invited to comment on this point.

The shareholders approved that the minutes of this meeting be signed by any three of the shareholders mentioned.

Voting system

A voting system was proposed whereby only dissenting votes cast orally against matters proposed would be recorded. Consequently, if there were no dissenting votes, the matters submitted to the votes of the shareholders should be understood to be approved unanimously.

The shareholders approved the proposed voting system.

Constitution of the meeting

The chairman said that, with respect to the statements of the secretary relating to compliance with the formalities required for the valid holding of this meeting and there being a quorum greater than that required by law and the bylaws for holding such meeting, this extraordinary shareholders meeting should be declared constituted.

Agenda

In accordance with the board resolution calling this extraordinary shareholders meeting, the shareholders should pronounce onn the following matters:

1.- Capital reduction by amendment of the bylaws, and

2.- Other agreements necessary for carrying out the proposed reduction.

Background

The chairman said that in order to inform about the proposal submitted for the meeting's approval, Mrs Colet would summarize the reasons behind it and its scope.

Mrs Colet referred in detail to the arguments behind this initiative to reduce the Company's capital. She described the characteristics of the Company's financial statements which explain the need to reduce the Company's capital, in order to distribute to shareholders all the dividends received from Aguas Andinas. This was due to the amortization of goodwill, whose origin is associated to the acquisition of Aguas

Andinas by IAM in 1999, causing the net income of the Company to be less than the dividends received from Aguas Andinas. The difference compared to the dividends received from Aguas Andinas therefore should be distributed by means of a capital reduction. The Company's management therefore recommended to the board the convenience of reducing the capital.

The agenda of the shareholders meeting was then followed.

1.- Reduction of capital through amendment of the bylaws.

A summary was made of the composition of the capital, the meeting being informed that the present paid capital of the Company amounted to Ch$475,181,645,726. This amount consists of the Company's statutory capital and its restatement in 2007, in accordance with clause 10 of the Corporations Law, whose balance sheet was approved by the ordinary shareholders meeting held on this date. The capital is divided into 1,000,000,000 nominative shares of no par value, all of the same series.

The following proposals were therefore submitted for consideration by the meeting:

a.- To reduce the capital by Ch$23,242,400,000, leaving the capital reduced to the sum of Ch$451,939,245,726 divided into the same number of paid shares currently issued, that is 1,000,000,000 nominative shares of no par value, all of the same series.

b.- To maintain the existing sole series of shares

c.- To distribute to the shareholders, pro rata to their shares, the sum of Ch$ 23,242,400,000 against the proposed capital reduction, corresponding to the payment of Ch$ 23.2424 per share.

d.- To return the capital to shareholders no later than December 31 that year, the board being authorized to determine the exact date of payment as it may consider to be the most convenient in the corporate interests.

To carry out the capital reduction, it was therefore necessary to agree to the following:

One) Reduce the paid capital of the Company, which currently amounts to Ch$475,181,645,726 and is divided into 1,000,000,000 nominative shares of no par value, all of the same series, by the sum of 23,242,400,000, thus leaving the capital reduced to the sum of Ch$451,939,245,726 divided into the same number of paid shares currently issued, that is 1,000,000,000 nominative shares of no par value, all of the same series.

Two) Amend the FIFTH CLAUSE of the bylaws which, following its approval, would read as follows:

"FIFTH CLAUSE: The corporate capital is the sum of Ch$451,939,245,726 divided into 1,000,000,000 nominative shares of no par value, all of the same series and value."

Three) Amend the FIRST TRANSITORY CLAUSE of the bylaws which, following its approval, would read as follows:

"FIRST TRANSITORY CLAUSE: The corporate capital, amounting to Ch$451,939,245,726 divided into 1,000,000,000 nominative shares of no par value, all of the same series and value, in accordance with the resolutions adopted by the 5th extraordinary shareholders meeting held on April 11, 2008, is fully paid in the following way:

a) With the sum of Ch$451,939,245,726 represented by 1,000,000,000 fully paid nominative shares of no par value, all of the same series, corresponding to the Company's capital, which amount was expressed as the previous corporate capital prior to the above-mentioned extraordinary meeting, in accordance with the balance sheet as of December 31, 2007, approved by the ordinary shareholders meeting held on April 11, 2008.

b) With the capital reduction agreed at the extraordinary shareholders meeting held on April 11, 2008, which returned to shareholders the sum of Ch$23,242,400,000, with which the capital was reduced to the sum of Ch$451,939,245,726 divided into 1,000,000,000 nominative shares of no par value, all of the same series, the board being authorized to adopt all the resolutions necessary to carry out the agreed capital reduction; to determine the date of payment of the capital reduction which in any event must be before December 31, 2008; to make all the publications and notices necessary; and to obtain the authorizations that are necessary or convenient; and in general to complete all the details for compliance with that agreed."

Four) Distribute to the shareholders pro rata to their shares the sum of Ch$ 23,242,400,000 against the proposed capital reduction, corresponding to the payment of Ch$ 23.2424 per share.

Five) Make the return of capital to the shareholders in cash once the necessary authorization is obtained from the Internal Revenue Service, the set term is met and the notices published as required by clause 28 of Law 18,046 and in any event by December 31 of 2008, delegating to the Company's board the power to determine the exact date of payment, as it considers the most convenient in the corporate interests.

The methods of payment of this capital reduction, submitted to the vote of the shareholders, are as follows:

1.- Payment via bank deposit (checking, savings and/or sight accounts held by the shareholder) for all those who have requested this in writing to DCV Registros S.A. as the registrar of INVERSIONES AGUAS METROPOLITANAS S.A., at least 5 business days prior to the close of the date of payment of the dividend. Should the bank checking accounts indicated by the shareholders be objected to by the corresponding banks, the dividend shall be paid as indicated in point 3 below.

2.- Payment by nominative check or bankers draft sent by registered post to the shareholder's domicile recorded in the shareholders register, to all those who have so requested in writing to DCV Registros S.A. as the registrar of INVERSIONES AGUAS METROPOLITANAS S.A., at least 5 business days prior to the close of the date of payment of the dividend. Should the checks or bankers drafts be returned by the post

office to DCV Registros S.A., these shall remain in its custody until they are collected or requested by the shareholers.

3.- Payment by check or bankers draft which may be obtained at the offices of DCV Registros S.A. as the registrar of INVERSIONES AGUAS METROPOLITANAS S.A., or at the bank and its branches determined for this purpose. This shall be notified in the notice published regarding the payment of dividends.

All shareholders recorded in the shareholders register on the fifth business day prior to the payment date set by the board shall be entitled to receive the approved capital distribution.

The shareholders were invited to comment on other matters.

The shareholders unanimously approved in all its parts the proposal to reduce capital, amend the bylaws and distribute the capital that was submitted for their knowledge and vote. It was expressly acknowledged that the representative of the AFP present in the room gave his consent and that the voting of the ADS holders appeared in the respective letters sent by the depositary bank, The Bank of New York, for this meeting.

The chairman stated that in the voting made by the shareholders, the specific quorum required by clauses 18 and 67 of the Corporations Law was reached.

2.- Compliance with resolutions and recording in public deed.

The chairman proposed that the resolutions adopted by the meeting take effect as soon as the minutes are signed by the persons designated for this purpose and that Mrs Marta Colet and Mr Joaquín Villarino be authorized so that jointly or individually they may record in a public deed, if necessary, the pertinent parts of the minutes of this meeting.

The shareholders were invited to comment on this point.

The shareholders unanimously approved that the resolutions adopted at this meeting be effective as soon as the minutes are signed by the persons designated for this purpose and that Mrs Marta Colet and Mr Joaquín Villarino be authorized so that jointly or individually they may record in a public deed, if necessary, the pertinent parts of the minutes of this meeting. It was also noted that the representative of the AFP present in the room gave his consent and that the voting of the ADS holders appeared in the respective letters sent by the depositary bank, The Bank of New York, for this meeting.

There being no other matters to be considered, the chairman thanked the shareholders for thei attendance and closed the 5th extraordinary shareholders meeting of Inversiones Aguas Metropolitanas S.A. at 11.30 a.m.

Marta Colet, as the chief executive officer of Inversiones Aguas Metropolitanas S.A., certifies that these minutes are a faithful copy of the original.

NOTARY CERTIFICATION

Verónica Torrealba, alternate notary of Iván Torrealba, 33rd Notary of Santiago, domiciled at Huérfanos street 979, office 501, Santiago, certifies:

FIRST: Having attended the extraordinary shareholders meeting of Inversiones Aguas Metropolitanas S.A held on the day, time and place indicated in the preceding minutes.

SECOND: That shareholders representing 88.8% of the issued shares were present at the meeting.

THIRD: That the statutory and legal procedures for calling the extraordinary shareholders meeting were complied with.

FOURTH: That the proxies presented were qualified and approved in the manner explained in the minutes.

FIFTH: That the proposals made to the meeting were fully read, discussed and approved by those attending.

SIXTH: The above minutes are a faithful and exact expression of all that occurred and was agreed at the meeting.

Santiago, April 11, 2008

(signed)



File No. 82-35046



Mr Guillermo Larraín Ríos
Superintendent of Securities and Insurance
Santiago

Ref: Material information

Securities Register No.912

Dear Sir,

(Santiago – Chile, May 22, 2008). Inversiones Aguas Metropolitanas S.A. ("IAM") announced that, in a meeting, May 22, 2008 as the payment day for a capital reduction of CLP$ 23.2424 per share, totalling CLP$ 23,242,400,000.

Yours sincerely,

Marta Colet Gonzalo
Chief Executive Officer



File No. 82-35046



Santiago, May 22, 2008

Superintendent of Securities and Insurance
Santiago

REF.: Forms requested in Circular No.660

Dear Sir,

As requested in Circular 660 of the Superintendency, I send you:

Form No.2 with respect to the capital distribution of Ch$23.2424 per share.

Yours sincerely,

Marta Colet Gonzalo
Chief Executive Officer



File No. 82-35046

(sent to SVS on 22-05-2008)

INTERNAL USE : SVS RECEPTION OFFICE.

....

FORM N° .2
CAPITAL DISTRIBUTION

0.01 Original information **YES** (YES/NO) 0.02 Date sent **23/05/2008** (D/M/Y)

1. IDENTIFICATION OF THE COMPANY AND MOVEMENT

1.01 Tax No. : **77.274.820-5** 1.02 Date of sending Original form **14/04/2008** (D/M/Y)

1.03 Name of company **INVERSIONES AGUAS METROPOLITANAS S.A.**

1.04 Securities Register No. : **0912** 1.05 Series affected : **SOLE**

1.06 Exchange code : **IAM** 1.07 Movement : **9**

2. DISTRIBUTION RESOLUTION AND AMOUNT

2.01 Resolution date : **11/04/2008** (D/M/Y)

2.02 Origin of resolution : **2** (1: Ordinary shareholders meeting; 2: Extraordinary shareholders meeting; 3: Board meeting; 4 Liquidator).

2.03 Amount distribution : Ch$ **23,242,400,000.** 2.04 Currency : Ch$ **PESOS**

3. SHARES AND VOTING SHAREHOLDERS

3.01 Number of shares : **1,000,000,000** 3.02 Limit date : **19/06/2008** (D/M/Y)

4. NATURE OF DISTRIBUTION

6. PAYMENT OF OPTIONAL DISTRIBUTION

6.01 Option start date : ------0......... (D/M/Y)

6.02 Option closing date : ------0......... (D/M/Y)

6.03 Date delivery certificates : ------0......... (D/M/Y)

7. COMMENTS

The extraordinary shareholders meeting of April 11, 2008 resolved to:

a. Reduce the capital by Ch$23,242,400,000, thus leaving the capital reduced to Ch$451,939,245,726 divided into the same number of paid shares as currently exist, i.e.1,000,000,000 nominative share of no par value, all of the same series.

b. Maintain the existing sole series of shares.

c. Distribute to shareholders pro rata to their shareholdings the sum of Ch$23,242,400,000 against the proposed capital reduction, being the payment of Ch$23.2424 pesos per share.

On a meeting held on May 20, 2008 the Company's Board of Directors unanimously decided to set Tuesday, June 25, 2008 as the payment day for the capital reduction.

The methods of payment of this capital reduction submitted to the vote of the shareholders are the following:

1. Payment by bank deposit (in checking accounts, savings and/or sight accounts of the shareholder), for those who have so requested in writing to DCV Registros S.A., as the share registrar of INVERSIONES AGUAS METROPOLITANAS S.A, at least five business days prior to the dividend payment date. Should the bank checking accounts indicated by the shareholder be rejected by the corresponding bank, the dividend will be paid according to the method in 3. below.

2. Payment by nominative check or bankers draft sent by registered mail to the address of the shareholder appearing in the shareholders register, for those who have so requested in writing to DCV Registros S.A., as the share registrar of INVERSIONES AGUAS METROPOLITANAS S.A, at least five business days prior to the dividend payment date. Should the checks or bankers drafts be returned by the post office to DCV Registros S.A., these shall remain in its custody until withdrawn or requested by the shareholder..

3. Payment by check or bankers draft which may be collected at the offices of DCV Registros S.A., as the share registrar of INVERSIONES AGUAS METROPOLITANAS S.A., or at the bank and its branches determined for this purpose. The above will be advised in a notice published concerning the payment of dividends.

Those shareholders appearing in the shareholders register of the company on the fifth business day prior to the date of payment set by the board of the company shall have the tight to receive the capital distribution approved.

Declaration : " The information container in this form is the faithful of the facts, for which I assume the corresponding legal responsibility".

NAME AND SIGNATURES OF LEGAL REPRESENTATIVE

Marta Colet Gonzalo

Chief Executive Officer



File No. 82-35046



Santiago, july 2, 2008

Mr Guillermo Larrain Ríos
Superintendent of Securities and Insurance
Santiago

Ref.: Circular 1375.

Dear Sir,

In accordance with Section II.1, letters l) and m), of Circular 1375 of the Superintendency, I inform you of the following:

As of june 30, 2008, Inversiones Aguas Metropolitanas S.A. has (i) for the ADR 144-A program, one (1) registered holder which is CEDEFAST – DTC ("Caja de Valores") with 2,236,310 ADRs, and (ii) for the ADR Reg S program, one (1) registered holder which is CEDEFAST – DTC, with 1,711,694 ADRs. The above appears in a report sent by The Bank of New York (the depositary bank).

Yours sincerely,

Marta Colet Gonzalo
Chief Executive Officer
Inversiones Aguas Metropolitanas S.A.

END